UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

GREEN DOT CORPORATION
(Name of Registrant as Specified in Its Charter)

HARVEST SMALL CAP PARTNERS MASTER, LTD.
HARVEST SMALL CAP PARTNERS, LP
HSCP STRATEGIC I, LP
HARVEST FINANCIAL PARTNERS, LP
HARVEST CAPITAL STRATEGIES LLC
JEFFREY B. OSHER
DONALD DESTINO
CRAIG BAUM
SATURNINO FANLO
GEORGE W. GRESHAM
PHILIP B. LIVINGSTON

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 19, 2016

HARVEST SMALL CAP PARTNERS MASTER, LTD.

___________________, 2016

Dear Fellow Green Dot Shareholders:

Harvest Small Cap Partners Master, Ltd. (together with its affiliates, “Harvest” or “we”) and the participants in this solicitation are the beneficial owners of an aggregate of 4,715,690 shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Green Dot Corporation, a Delaware corporation (“Green Dot” or the “Company”), representing approximately 9.4% of Green Dot’s outstanding shares and making us the Company’s largest shareholder.

“Part of being a CEO is you have to evaluate yourself and your other C levels to say, ‘hey, are we here out of habit or are we truly the best people for the job at any given point in time.’”
- Steve Streit, Green Dot’s Founder, Chief Executive Officer, Chairman, & President1

Steve Streit’s entrepreneurial accomplishments are too numerous to list, and he deserves immense credit for building Green Dot from its inception in 1999 to its initial public offering (“IPO”) in 2010.  He is a masterful orator who made a commendable transition from radio disc jockey to public company CEO. Green Dot would not be the leading brand for un-banked and under-banked consumers if not for the vision and passion of Mr. Streit. However, as Mr. Streit astutely noted, most successful businesses reach a juncture when shareholders are best served by the entrepreneurial founder passing the baton to an experienced and proven operator. If Green Dot were still a small, high-growth start-up, we believe Mr. Streit would be an effective leader. However, Green Dot’s leadership needs have changed as the Company has evolved from a monoline general purpose reloadable (“GPR”) debit card provider into a complex public organization with multiple business units and over 1,000 employees. The Green Dot of today requires a proven leader who can deliver consistent performance for shareholders. We believe Mr. Streit has unequivocally proven over many years that he is no longer the right person to lead Green Dot.

For too long, Green Dot shareholders have suffered mightily under Mr. Streit’s leadership and a board of directors (the “Board”) that we believe has blatantly disregarded the best interests of shareholders. In our view, Mr. Streit and other long-tenured directors are preventing Green Dot from capitalizing on meaningful opportunities in the evolving payments industry. As such, we are seeking your support for the election of our three highly qualified nominees, Saturnino Fanlo, George W. Gresham, and Philip B. Livingston, to the Board at the Company’s upcoming 2016 Annual Meeting of Shareholders (the “Annual Meeting”).  Although the election of our nominees to the Board at the Annual Meeting would not remove Mr. Streit as CEO and may not result in his termination as CEO, given that our nominees would only constitute a minority of the Board, we believe it would demonstrate a vote of no confidence in Mr. Streit’s ability to lead the Company.

By way of brief background, Harvest is a 16-year-old investment firm that invests in misunderstood and undervalued businesses with capable, well-aligned fiduciaries, who are focused on long-term value creation.  We partner with our management teams to understand their company’s business models, management’s strategic decisions, and why the subsequent financial results look like they do. We are supportive and patient investors. In the 16-year history of our firm, spanning hundreds of investments, Green Dot is the only company with leadership and execution shortcomings that we have found to be so problematic that we were compelled to take our concerns to the Board, and ultimately to shareholders.

Undertaking a proxy contest is the last resort for an investment firm like Harvest, whose history and reputation is that of a long-term, passive investor.  That we have taken this extraordinary step should tell you a great deal about our level of conviction in the opportunity we see to substantially increase value at Green Dot. You should understand that Harvest, itself, is in no way trying to take, or assert, control over Green Dot by nominating a slate of director candidates.  Rather, we are providing a democratic forum so that shareholders can have a voice in the election of a minority slate of three directors.  If our nominees are elected, we would expect our three nominees to independently carry out their respective fiduciary duties to shareholders, and Harvest’s intention would be to revert to our traditional role as a long-term, passive investor in Green Dot.

We have been patient and long-term shareholders of the Company, having initially invested in Green Dot in late 2012.  For more than a year, we have tried to engage constructively with members of the management team and Board to discuss our views and concerns regarding the direction of the Company under the leadership of Mr. Streit, as well as the opportunities that we believe will create value for Green Dot shareholders.  Unfortunately, the Board has repeatedly refused to acknowledge our serious concerns, showing no inclination, in our view, to pursue a shareholder-oriented mindset until we went public with our issues this past January. While the Board has recently chosen to adopt several of our financial proposals, it has unfortunately been unwilling to embrace the level of change that we believe is required to reverse the Company’s severe underperformance and begin rebuilding sustainable shareholder value. Meanwhile, Mr. Streit has demonstrated an apparent disregard for shareholder rights and has taken an aggressive stance to maintain the status quo by resorting to certain backhanded maneuvers in an effort to scare us away and thwart an objective assessment of his performance. The Board’s refusal to meaningfully engage with us, despite our long-term, good faith efforts, has only enhanced our belief that immediate leadership change is required. We have little confidence that the Board, as currently constituted, will take the necessary steps to hold Mr. Streit accountable for Green Dot’s poor performance or to execute on value creation opportunities.

1 JP Morgan Global TMT Conference, 5/15/13.

1

Putting aside the long-term record of mismanagement, Green Dot otherwise possesses all of the components of a successful company: stable unit economics, industry-leading brands, a large and growing addressable market, diverse opportunities for accretive capital allocation, strong cash flow generation and a talented team of employees.  Despite the attractive opportunities to create shareholder value, Green Dot investors have suffered significantly over the five years ending December 31, 2015, under the direction of Mr. Streit and under the watch of the current Board and its Committee Chairs.  Over this period, Green Dot’s stock has underperformed its original self-selected peer group by 274%, its revised peer group by 184%, and has experienced an absolute stock price decline of 71%.1 It should be no surprise that we are deeply concerned by the current Board’s failure to address the Company’s prolonged underperformance and its seeming inability to hold Mr. Streit accountable for his lamentable track record.

The upcoming Annual Meeting represents a seminal opportunity for shareholders to express their extreme dissatisfaction with the status quo and make an indelible statement that leadership change is mandatory by voting to elect our three highly qualified nominees at the Annual Meeting.  Since Mr. Streit is one of the three Green Dot directors up for election at the Annual Meeting, in addition to electing our nominees to the Board, the Annual Meeting presents a critical opportunity that occurs only once every three years for shareholders to unequivocally show their lack of confidence in Mr. Streit.  Shareholders will have the unique opportunity to not only demonstrate their disapproval for Mr. Streit’s long-term performance, but also to send a clear message that he must be replaced with a proven, transformational leader who is capable of delivering on strategic initiatives and unlocking the substantial value trapped in Green Dot.  We cannot guarantee that the full leadership changes we are seeking at Green Dot will occur, even if all three of our nominees are elected, considering the Board is comprised of ten directors. However, we believe that a strong vote for the election of our nominees at the Annual Meeting should place substantial pressure on the Board to reconsider whether the baton must be passed to a more experienced CEO.  Our campaign is a referendum on the current leadership at the Company.

We are therefore seeking your support at the Annual Meeting to elect our three highly qualified director candidates who possess considerable credibility, decades of relevant experience, talent, and above all else, a deep commitment to shareholder-alignment, which are attributes that we believe are sorely lacking from today’s Board.   Our nominees include the former CFO of NetSpend; former CEO of KKR Financial, Treasurer of Wells Fargo, and current President & CFO of Social Finance (SoFi); and a long-time public company board leader and executive. Harvest methodically recruited each of the following nominees for specific skill sets and industry expertise that Harvest believes have been lacking for too long on the Green Dot Board.

2 Bloomberg. Relative performance is calculated as Green Dot's total return in the five years ending 12/31/15, less the total return of the comparable peer group. Green Dot’s original, Company-selected peer group provided in its 2013 and 2014 Proxy Statements consisted of Alliance Data Systems, Capital One Financial, Discover Financial, Euronet Worldwide, Global Cash Access, Global Payments, Heartland Payment Systems, Mastercard, MoneyGram, NetSpend, Total System Services, Visa, Western Union, and Wright Express.  The Company’s revised peer group provided in Green Dot’s 2015 Proxy Statement consisted of Blackhawk Network, Cardtronics, Cash America International, Cass Information Systems, Euronet Worldwide, EZCorp, Global Cash Access, Heartland Payment Systems, Jack Henry & Associates, MoneyGram, Regional Management, WEX, and World Acceptance.

2

Saturnino “Nino” Fanlo has over 30 years of industry experience in financial services, banking, and capital markets. Since 2012, Mr. Fanlo has served as President and Chief Financial Officer of Social Finance, Inc. (a/k/a “SoFi”), a marketplace lender and financial services company with over $8 billion in loans funded to date. Prior to SoFi, Mr. Fanlo served as Senior Advisor at Golden Gate Capital, a San Francisco-based private equity firm, from 2009 to 2011. Previously, Mr. Fanlo was a Partner at Kohlberg Kravis Roberts & Co. (currently KKR & Co. L.P.), where he led the Company’s fixed income business and served as Chief Executive Officer and a director of NYSE listed KKR Financial Holdings LLC, from 2004 to 2008. Prior to KKR, Mr. Fanlo served in prominent positions for 10 years at Wells Fargo & Company (“Wells Fargo”), including Executive Vice President and Treasurer from July 2000 to June 2004. As Treasurer of Wells Fargo, Mr. Fanlo was responsible for overseeing the firm’s investment portfolio, Treasury regulatory matters, dividend policy, and rating agency interaction. Mr. Fanlo founded the Principal Investments Group and Sutter Advisors LLC, a registered investment advisor and wholly-owned subsidiary of Wells Fargo. Previously, Mr. Fanlo served as Vice President at Goldman Sachs Group, Inc., from 1990 to 1995, where he was responsible for the Commercial Mortgage Backed Securities desk. Mr. Fanlo’s prior investment banking and asset management experience also include roles at Credit Suisse Group AG, Metropolitan Life Insurance Company and Australian Capital Equity Pty Ltd. Mr. Fanlo earned his B.A. in Economics from Haverford College.

George W. Gresham has an outstanding background in the payments and financial services industries, previously serving as the chief financial officer of three publicly traded companies. Mr. Gresham has extensive experience building, leading, and advising enterprises through complex transactions, restructurings, international expansion, capital market transactions and changing regulatory landscapes. From May 2010 through June 2013, Mr. Gresham served as the Chief Financial Officer and Executive Vice President of NetSpend Holdings, Inc. (“NetSpend”), a provider of general purpose reloadable prepaid accounts, where he played an integral role in the successful $1.4 billion sale of NetSpend to Total System Services, Inc. in June 2013. From February 2008 to May 2010, Mr. Gresham served as Chief Financial Officer and Executive Vice President of Global Cash Access, Inc. (n/k/a Everi Holdings Inc.), which was a $700 million multinational enterprise engaged in providing specialty merchant payment processing solutions to operators of gaming properties. From May 2002 until October 2007, Mr. Gresham served as Chief Financial Officer, Chief Administrative Officer and Executive Vice President of eFunds Corporation, a company that specialized in providing multinational enterprises with complex payment and payments-related technology solutions. Mr. Gresham also served as the Chairman of eFunds’ Operating Committee responsible for running the day-to-day operations and overseeing operational and financial performance. eFunds was acquired by Fidelity National Information Systems in September 2007 for $1.8 billion. Most recently, Mr. Gresham has been the Chief Executive Officer and owner of Granite Reef Advisers, Inc., an advisory firm focused on providing third-party clients assistance in the evaluation of acquisition targets and in exploring company dispositions. Mr. Gresham has served on the Board of Directors and as Chairman of the Audit Committee of BluePay, Inc., a provider of technology-enabled merchant processing services, since July 2013. He previously served on the Board of Directors and as Chairman of the Audit Committee of Sterling Backcheck, Inc., an international provider of background checks and employment screening services. From 1991 through 2002, Mr. Gresham served in various positions with Deloitte LLP. Mr. Gresham earned a B.S. in Accountancy from Northern Arizona University and an M.B.A. from the Thunderbird School of Global Management.

Philip Livingston has extensive public and private company experience as both an operating executive and board member. Mr. Livingston has a proven track record of helping to guide companies with operating challenges, which has made him a sought-after turnaround executive and shareholder-appointed Board representative. During his twenty-five year career as a public and private company executive, Mr. Livingston has served both as a director and the audit committee chairman for Broadsoft Corporation, Insurance Auto Auction, Cott Corporation, MSC Software, and Seitel Inc. Mr. Livingston’s significant operating experience includes serving as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation, and World Wrestling Entertainment. He most recently served as Chief Executive Officer and a director of Ambassadors Group, from May 2014 to October 2015. Prior to joining Ambassadors Group, he was Chief Executive Officer of LexisNexis Web Based Marketing Solutions. From 1999 to 2003, he served as President of Financial Executives International, the leading professional association of chief financial officers and controllers. In that role he led the organization’s support of regulatory and corporate governance reforms culminating in the Sarbanes-Oxley Act. He is a current member of the American Institute of CPAs (AICPA). He previously served on the Financial Accounting Standards Board Advisory Council and the Standards Advisory Council of the International Accounting Standards Board. He also served on the AICPA CPA Board of Examiners that oversees the CPA exam for U.S. state boards of accountancy. Mr. Livingston’s earlier career included positions in financial management and auditing with Genentech, Inc. and Ernst & Young. Mr. Livingston earned a B.A. in Business Management and a B.S. in Government and Politics from the University of Maryland and a M.B.A. in Finance and Accounting from the University of California, Berkeley.

3

The Company has a classified Board, which is currently divided into three classes. The terms of three Class III directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three nominees in opposition to three of the Company’s director nominees for the class with terms ending in 2019.  Harvest believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of Green Dot’s corporate machinery. Your vote to elect our nominees will have the legal effect of replacing three incumbent directors with our nominees.  If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock shareholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GREEN proxy card today.  The attached Proxy Statement and the enclosed GREEN proxy card are first being furnished to the shareholders on or about ____________, 2016.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated GREEN proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Jeffrey B. Osher

Jeffrey B. Osher
Harvest Small Cap Partners Master, Ltd.

4

If you have any questions, require assistance in voting your GRREN proxy card, or need additional copies of Harvest’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: 855-208-8903
E-mail: info@okapipartners.com

5

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 19, 2016

2016 ANNUAL MEETING OF SHAREHOLDERS
OF
GREEN DOT CORPORATION
_________________________

PROXY STATEMENT
OF
HARVEST SMALL CAP PARTNERS MASTER, LTD.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Harvest Small Cap Partners Master, Ltd. (“Harvest Small Cap Master”), Harvest Small Cap Partners, LP (“Harvest Small Cap Partners”), HSCP Strategic I, LP (“HSCP Strategic”), Harvest Financial Partners, LP (“Harvest Financial”), Harvest Capital Strategies LLC (“Harvest Capital”), Jeffrey B. Osher, Donald Destino, and Craig Baum (collectively, “Harvest” or “we”) are significant shareholders of Green Dot Corporation, a Delaware corporation (“Green Dot” or the “Company”), who, together with the other participants in this solicitation, beneficially own 4,715,690 shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of the Company, representing approximately 9.4% of Green Dot’s outstanding shares. We believe that the Board of Directors of the Company (the “Board”) must be significantly reconstituted to ensure that the Company is being run in a manner consistent with shareholders’ best interests.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value.  We are seeking your support at the Annual Meeting of Shareholders scheduled to be held at the Company’s corporate headquarters located at 3465 East Foothill Boulevard, Pasadena, California 91107, on Monday, May 23, 2016, beginning at 9:00 a.m. Pacific Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Harvest’s three (3) director nominees, Saturnino Fanlo, George W. Gresham, and Philip B. Livingston (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors to serve until the 2019 annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016;

3.	To consider and vote upon a shareholder proposal, if presented, to adopt a majority voting standard in uncontested director elections; and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

As of the date hereof, the members of Harvest and the Nominees collectively own 4,715,690 shares of Common Stock (the “Harvest Group Shares”), representing approximately 9.4% of Green Dot’s outstanding shares.  We intend to vote the Harvest Group Shares FOR the election of the Nominees, FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016, and FOR the shareholder proposal, if properly presented, to adopt a majority voting standard in uncontested director elections, as described herein.

The Company has set the close of business on March 31, 2016 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 3465 East Foothill Boulevard, Pasadena, California 91107.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 50,383,735 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY HARVEST AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH HARVEST IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

HARVEST URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GREEN proxy card are available at

www.fixgdot.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Harvest urges you to sign, date, and return the enclosed GREEN proxy card today to vote FOR the election of the Nominees and in accordance with Harvest’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to Harvest, c/o Okapi Partners LLC (“Okapi Partners”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our three Nominees only on our GREEN proxy card.  So please make certain that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Harvest’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: 855-208-8903
E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•
In June 2012, Harvest’s Craig Baum met with Green Dot’s former Chief Financial Officer, John Keatley, at the William Blair Growth Conference in Chicago, IL to discuss the Company’s business model and strategy.

•
In October and November 2012, Harvest began conducting extensive due diligence on Green Dot, which included speaking with representatives of Green Dot, attending investor presentations and conferences, conducting financial analyses, and speaking with other industry participants.

•
On December 12, 2012, Mr. Baum met with Mr. Keatley and Chris Mammone, Green Dot’s former Vice President of Investor Relations, at Green Dot’s headquarters in Pasadena, CA.  During this meeting, the participants discussed the GPR prepaid competitive environment, Green Dot’s relationship with Walmart, and the Company's then recently implemented risk controls. Harvest began purchasing shares of Green Dot on December 20, 2012 after conducting additional due diligence.

•
Over the next two years, Harvest’s Jeff Osher and Mr. Baum held dozens of telephone calls and meetings with representatives of Green Dot to discuss the Company’s operating plan, execution, financial performance, and strategic decisions.  During 2013 and 2014, Harvest’s interactions were predominantly with Mr. Streit, Mr. Keatley, and Mr. Mammone.

•
In late 2013, and throughout 2014, Green Dot’s performance began to diverge from the Company’s stated operating plan (which had already been significantly reduced in 2012), and management began to make contradictory, and in Harvest’s view, often irreconcilable public statements.  The Company also seemingly failed to execute on several important strategic and operating objectives, such as internal processing deadlines, GoBank initiatives, and MoneyCard targets.

•
On January 29, 2015, Green Dot reported Q4’14 results and provided 2015 earnings per share (EPS) guidance that was significantly below consensus expectations.  In addition, management provided what Harvest believed to be irreconcilable revenue guidance for 2015 with several inconsistent statements.

•
On January 30, 2015, Messrs. Osher and Baum held a call with Green Dot’s former Chief Financial Officer, Grace Wang, and Mr. Mammone.  During this call, among other matters, the participants discussed the Company’s analysis, process, and plan for the removal of MoneyPak, why the expected MoneyPak impact was so much greater than Mr. Streit had projected on the Company’s Q3’14 earnings conference call, and the Company’s revenue guidance that seemed to imply a significant re-acceleration in organic revenue growth.

•
On February 3, 2015, Green Dot filed a Form 8-K in which the Company disclosed for the first time that acquired card programs were expected to contribute $78 million of revenue in 2015. The previously undisclosed acquired revenue represented more than 50% of the Company’s expected year-over-year revenue growth, and over 10% of forecasted annual revenue.  That same day, Messrs. Osher and Baum held a call with Messrs. Streit and Mammone.  During this call, among other matters, the participants discussed the rationale behind the Company’s decision to withhold disclosure of these material acquisitions on its most recent earnings call and Harvest’s concerns regarding the contradictory implied margin from the discontinuation of MoneyPak, the Company’s on-going “non-recurring” processing expenses, and management’s retroactive re-characterization of the benefit from the discontinuation of a fee waiver in Q1’14.

•
On February 11, 2015, Mr. Osher e-mailed Messrs. Streit and Mammone, Ms. Wang, and Green Dot’s Lead Independent Director, Kenneth Aldrich expressing concern regarding the Company’s communications with sell-side analysts and investors. Mr. Osher also emphasized that given Green Dot’s unreliable performance and pattern of negative financial guidance revisions, management should consider taking a more conservative approach to its quarterly guidance and financial forecasting.  Additionally, Mr. Osher shared Harvest's opinion that changes must begin to materialize at Green Dot to deliver on the Company’s operating plan and that the Board should begin to focus on accountability.  That same day, Mr. Streit e-mailed Mr. Osher and offered to have all future investor relations interactions conducted directly through him.

•	On March 12, 2015, Mr. Osher e-mailed Mr. Aldrich to request a time for a discussion.

•
On March 13, 2015, at Mr. Mammone’s request, Mr. Baum e-mailed Mr. Streit examples of metrics that Harvest believed failed to reconcile and asked for further clarification on issues discussed previously with Mr. Mammone. That afternoon, Mr. Baum spoke with Mr. Streit to again try to reconcile the Company’s ongoing inconsistent statements and financial commentary.

•
Also on March 13, 2015, Mr. Aldrich responded to Mr. Osher stating he would be willing to meet with Harvest at Green Dot’s office or in the Los Angeles area.  Mr. Aldrich indicated he would include Mary Dent, a fellow director and member of the Company’s Audit Committee and Nominating and Corporate Governance Committee (the “Nominating Committee”).

•
On March 23, 2015, Mr. Osher delivered a letter to Mr. Aldrich and Ms. Dent providing an overview of Harvest’s concerns, including what Harvest believed to be numerous strategic missteps, weak operational execution, the inability to grow EPS during a five year period when revenues nearly doubled, and the dismal performance of Green Dot’s stock price since its initial public offering (IPO).  Mr. Osher emphasized the importance of accountability and Harvest’s opinion that Mr. Streit would be better suited in a newly created role of Executive Chairman.  Also in this letter, Mr. Osher communicated that Harvest was not an activist, did not want to be disruptive or a source of unnecessary cost or distraction for the Company, and therefore wished to keep communications private.  Mr. Osher expressed Harvest’s desire to work in a cooperative manner with the Board to establish a framework for change at Green Dot.

•
On March 25, 2015, Messrs. Osher and Baum met with Mr. Aldrich and Ms. Dent at a Regus conference center in Glendale, CA.  During the meeting, Messrs. Osher and Baum discussed Harvest’s views and concerns regarding the Company’s leadership, performance, shareholder communication, alignment of interests, and employee turnover.  Also during this meeting, the participants discussed the Board’s assessment of the Company’s and Mr. Streit’s performance since Green Dot’s IPO, the decision process and lack of accountability for withholding material information from shareholders on two acquisitions, the Board and management’s preparedness should the Company fail to renew its Walmart MoneyCard contract, as well as the Board’s plan of action to remedy the Company’s underperformance and hold Mr. Streit accountable.  At the conclusion of this meeting, Mr. Aldrich and Ms. Dent expressed their support for Mr. Streit, but requested that Harvest follow-up with specific details and examples regarding the communication issues Harvest raised during the meeting.

•
On March 30, 2015, Mr. Osher delivered a follow-up letter to Mr. Aldrich and Ms. Dent detailing five examples of what Harvest believed to be confusing, inconsistent, or irreconcilable public statements made by senior management. These examples included Mr. Streit’s shifting commentary regarding the Company’s benefit from discontinuing a fee waiver in Q1’14, Green Dot’s inadequate and inconsistent acquisition disclosures, Mr. Streit’s contradictory statements regarding the discontinuation of MoneyPak, irreconcilable statements regarding the size and profitability of Green Dot’s MoneyCard program, and management’s inaccurate revenue guidance and misleading accretion commentary  from the Company’s recent acquisition of Santa Barbara Tax Products Group (“TPG”).  In the letter, Mr. Osher once again emphasized Harvest’s desire to work constructively with the Board to remedy Green Dot’s apparent leadership failures.

•
On March 30, 2015, Mr. Aldrich confirmed receipt of Harvest’s letter, stating that he appreciated the information provided by Mr. Osher and would follow-up with him, but it would take some time to digest and review the materials provided.

•
On April 9, 2015, Mr. Osher e-mailed Mr. Aldrich to request a time to discuss why Green Dot altered its vesting policy in the event of a change of control just two weeks after Mr. Aldrich and Ms. Dent had met with Harvest.  Mr. Aldrich replied that he was unavailable to discuss Mr. Osher's concerns due to his own business commitments.  Although Harvest believed this to be a corporate governance issue most appropriate to discuss with Green Dot’s Lead Independent Director, Mr. Aldrich instructed Mr. Osher to communicate with Green Dot’s investor relations regarding the vesting policy change.  In the same correspondence, Mr. Aldrich stated that the Board had commenced reviewing the issues raised by Harvest and were taking its concerns seriously.

•
On April 10, 2015, consistent with Mr. Streit’s instructions in February to direct investor relations inquiries directly to him, Mr. Osher called Mr. Streit for clarification on the Company’s vesting policy and to seek further clarity on what Harvest still believed to be conflicting public statements and communication discrepancies.  That same day, Mr. Streit replied by e-mail, stating that Don Duffy, Green Dot’s investor relations consultant, would follow-up on the matter.

•
On April 24, 2015, after receiving no report from Mr. Aldrich or Ms. Dent for 30 days since meeting in Glendale, Mr. Osher e-mailed Mr. Aldrich and Ms. Dent to request a follow-up call. That same day, Mr. Aldrich responded that the Board was actively reviewing the concerns outlined by Harvest and wanted the process to be thorough and complete. Mr. Aldrich stated that he would follow-up once the review was complete.

•
On May 7, 2015, Green Dot reported Q1’15 results and lowered its projected annual revenue guidance, while also disclosing that MoneyPak would have an even larger impact on the business than was publicly discussed on the Q4’14 earnings call.  The Company also announced Ms. Wang had transitioned from CFO to Senior Vice President, Corporate Finance/Business Intelligence, and that the Board had appointed Mark Shifke Acting CFO. Additionally, management stated (i) the Company’s recent acquisition, TPG, was $7 million behind its previously lowered revenue plan, (ii) the Company had mis-modeled $9 million of TPG expenses that would negatively impact Q2’15 financial performance, and (iii) the Company’s historical key business metrics (including number of active cards) were altered.

•
On May 8, 2015, Messrs. Osher and Baum spoke with Messrs. Shifke, Mammone, Duffy and Jess Unruh, Green Dot’s Chief Accounting Officer.  During this call, among other matters, the participants discussed the timing, process, and updated financial impact from the removal of MoneyPak, GoBank’s performance versus stated plan of one million annualized run-rate account enrollments by year-end, and updated timing regarding the Company’s delayed program launch with Ace Cash Express.  Also on this call, the participants discussed management’s retroactive change to historical key business metrics and what Harvest believed to be additional inconsistent statements made by Mr. Streit. Also on this date, Mr. Osher e-mailed Mr. Aldrich and Ms. Dent to follow-up on the issues and concerns presented by Harvest in the March meeting and letters. That same day, Mr. Aldrich replied to Mr. Osher stating that the Board was still evaluating the issues raised and would let Harvest know when the process was complete.

•
On May 11, 2015, Mr. Osher e-mailed Mr. Aldrich and Ms. Dent to bring to the Board’s attention additional examples of communication and execution failures that Harvest believes arose in the Q1’15 earnings release and conference call, including TPG financial commentary by Mr. Streit that failed to reconcile with the financial results disclosed in the Company’s 10-Q.

•
On May 12, 2015, Mr. Aldrich replied to Mr. Osher, stating that the Board would discuss Harvest’s inquiry into Mr. Streit’s public comments and disclosures at its next meeting on May 28, 2015.  Mr. Aldrich further stated that the Board takes concerns of shareholders seriously and viewed the amount of time taken by the Board to respond as reasonable and appropriate given the nature and volume of Harvest’s concerns.

•
Also on May 12, 2015, Mr. Duffy responded to Mr. Osher regarding Mr. Streit’s conflicting conference call statements and subsequent 10-Q disclosures on TPG.  Mr. Duffy stated that Mr. Streit’s comments during the earnings call were meant to be a “ballpark figure” and that was why his comments did not reconcile with the results disclosed in Green Dot’s 10-Q.

•
On May 22, 2015, David Battaglia, a lawyer at Gibson Dunn, Green Dot’s corporate counsel, sent a letter to Joe Jolson, JMP Group’s CEO.  Among other things, the letter attempted to curb Harvest’s criticism of Mr. Streit’s performance as Green Dot’s CEO and thwart the communication between Messrs. Osher and Baum and the Board. It was unclear in the letter whether Mr. Battaglia was acting in his capacity as counsel for Green Dot or for Mr. Streit personally.

•	On May 27, 2015, Mr. Osher e-mailed Mr. Aldrich and Ms. Dent offering to answer questions or provide additional information at the Board meeting on May 28, 2015.

•
On June 1, 2015, the Board delivered a three paragraph letter to Harvest, stating that the Board “disagreed” with Harvest’s conclusions and interpretations regarding Mr. Streit’s performance and shareholder communications. The Board did not provide support in its letter for its conclusions, nor did it comment on Harvest’s proposals. However, the Board reassured Harvest that, “the Board and management agree that going forward we should place a greater emphasis on achieving both top and bottom line growth and building greater shareholder value as measured in the equity markets.”

•
On June 5, 2015, Mr. Osher sent a letter to Mr. Battaglia stating that Harvest was within its rights as a Green Dot shareholder to communicate its serious concerns regarding Mr. Steit’s performance to the Board. Also in this letter, Mr. Osher asked Mr. Battaglia to direct all future correspondence regarding Harvest’s investment in Green Dot to Mr. Osher.

•
On July 8, 2015, Mr. Osher spoke telephonically with Mr. Aldrich and Ms. Dent.  During this call, among other matters, the participants discussed the Board’s process to investigate the issues raised by Harvest.  Mr. Aldrich stated that the Board spent considerable time examining Harvest’s concerns and believed there was a misinterpretation around small items and was satisfied that each substantive concern presented by Harvest had been addressed.  Also during this call, Mr. Osher inquired about the benefits of appointing new directors that could provide fresh perspective to the Board.  Mr. Aldrich stated that Green Dot always examines the size of the Board and the skill sets of its individual directors, but was opposed to expanding the size of the Board because he believed the current size fostered the greatest productivity. However, Mr. Aldrich conceded that there was a dearth of public investment and capital markets experience on the Board. Separately, in response to Mr. Osher’s questions regarding the May 22, 2015 letter from Mr. Battaglia, Mr. Aldrich and Ms. Dent informed Mr. Osher that the letter from Gibson Dunn had not been authorized by the Board and was instead the result of Mr. Streit’s personal activities.

•
On August 4, 2015, Green Dot reported Q2’15 earnings and announced updated guidance, lowering 2015 revenue, EBITDA, and EPS expectations.  On its earnings call, the Company reported a material decline in its active card base and reported MoneyPak would have a much larger impact on the business than previously expected. Mr. Streit indicated that despite the material sequential decline in active cards, the card portfolio would begin to stabilize going forward. The Company also recorded an impairment charge on its internal processing initiative.

•
On August 18, 2015, Messrs. Osher and Baum met with Messrs. Shifke, Mammone, and Duffy at Harvest's office in San Francisco, CA.  During this meeting, among other matters, the participants discussed the ecosystem effects from the discontinuation of MoneyPak, Green Dot’s updated Walmart MoneyCard agreement, the rationale for maintaining the GoBank brand, management’s assumptions behind the Company’s implied Q4’15 revenue acceleration, and Harvest’s concerns regarding the Company’s ongoing failure to achieve financial forecasts.  Also during this meeting, Harvest expressed concern regarding Green Dot’s guidance for 2015 and consensus estimates for 2016.  Harvest recommended that in an effort to restore credibility with the financial community, the Company should consider proactively addressing 2016 estimates on its next earnings call.

•
On November 5, 2015, Green Dot reported Q3’15 earnings and lowered 2015 guidance for the third time. Despite Mr. Streit’s comments on the Q2’15 earnings call that Green Dot’s active card portfolio would begin to stabilize, the Company reported a 6% sequential decline in its active card base during the third quarter.  Additionally on this date, Green Dot stated the Company did not expect to grow revenue in 2016.

•
Also on November 5, 2015, Mr. Osher e-mailed Mr. Aldrich and Ms. Dent requesting a call with the Board to discuss a range of proposals that Harvest believed would enhance short- and long-term shareholder value.  Mr. Osher also emphasized that since assuring Harvest on June 1, 2015 that the “Board and management agree that going forward a greater emphasis [would be placed] on achieving both top and bottom line growth and building greater shareholder value as measured in the equity markets,” Green Dot had downwardly revised financial expectations twice.

•
On November 16, 2015, Ms. Dent e-mailed Mr. Osher and tentatively offered Harvest the opportunity to become a temporary insider to better understand the Company’s product roadmap and 2016 initiatives. Ms. Dent asked Harvest to discuss the option with its outside counsel.

•
On November 19, 2015, Mr. Osher replied to Ms. Dent stating that Harvest believed the 2016 roadmap should be disclosed to all stakeholders in a public forum.  Mr. Osher reiterated Harvest’s opinion that meaningful changes must occur to address the long-standing core issues afflicting Green Dot which Harvest believed to be leadership, operating execution, financial performance, and accountability. Mr. Osher again requested a meeting with the Board.

•
On December 2, 2015, Mr. Aldrich e-mailed Mr. Osher to offer a meeting with the Board at Green Dot’s headquarters in Pasadena.  Mr. Aldrich again reiterated the Company’s offer to make Harvest a temporary insider subject to a non-disclosure agreement.

•
On December 10, 2015, Messrs. Osher, Baum, and KC Lynch, Harvest’s President and Chief Operating Officer, met with Mr. Aldrich, Ms. Dent, and Green Dot directors Timothy Greenleaf, Michael Moritz, and George Shaheen.  John Ricci, Green Dot’s General Counsel, was also present.  Former Green Dot director Samuel Altman and current Green Dot director Glinda Bridgforth Hodges were absent and Mr. Streit did not attend at the request of Harvest.  During this meeting, among other matters, Harvest discussed its concerns with the Company’s on-going, multi-year execution errors and misleading investor communications, along with Green Dot’s long-term stock price underperformance.  Harvest again sought to discuss the framework for an amicable transition plan for Mr. Streit. The Board members in attendance disagreed that Mr. Streit was accountable for the Company’s performance shortfalls and refused to consider a CEO transition.

•
On December 11, 2015, Mr. Osher e-mailed Mr. Aldrich to ask why Mr. Altman did not attend the Board meeting.  It was understood by Harvest that Ms. Bridgforth Hodges would not attend due to a medical issue, but Mr. Aldrich had stated that all other Board members would be in attendance.

•
On December 12, 2015, Mr. Aldrich replied stating that he did not know why Mr. Altman failed to attend the meeting but suspected that Mr. Altman’s absence may have had to do with his venture capital duties.

•
On January 25, 2016, Harvest Capital filed a Schedule 13D with the SEC (the “Schedule 13D”), reporting a 6.2% beneficial ownership stake in Green Dot. On the same day, Harvest issued a press release and delivered a comprehensive letter and presentation titled “Proven Leadership is the Missing Ingredient for Long-Term Success” (the “Green Dot Presentation”) to the Board outlining in detail Harvest’s significant concerns regarding the continued mismanagement and apparent value destruction at Green Dot under the direction of Mr. Streit. That same day, Green Dot issued a response stating it would carefully review Harvest’s suggestions.

•
On February 12, 2016, Ms. Dent left Mr. Osher a voicemail message informing him that Harvest would be receiving a letter and proposal from Green Dot. That same day, Mr. Ricci delivered a letter to Messrs. Osher and Baum inviting Harvest to participate with other top ten shareholders of the Company to identify potential candidates to add to the Board.  The letter stated that if Harvest wished to participate in the Board suggestion process, Harvest attorneys should contact Green Dot's attorneys by February 26, 2016.

•
On February 18, 2016, Harvest sent a letter to the Board declining Green Dot’s invitation.  Harvest stated that merely identifying additional directors was an inadequate response to the serious, long-term issues it had raised.  Harvest re-emphasized its preference to work constructively with the Board to address Green Dot’s performance and execution issues.  Harvest again implored the Board to engage in a real plan of action that begins with leadership succession.

•
On February 24, 2016, Green Dot reported Q4’15 results and provided guidance for 2016. In addition to missing the consensus EBITDA estimate, Mr. Streit made several statements during the earnings conference call that Harvest believed were factual misrepresentations, including statements that he is the “largest shareholder of the company by far” and that he hasn’t “sold shares since November of 2010”, which are described in more detail below in the Reasons for the Solicitation section of this Proxy Statement.

•
On March 3, 2016, Harvest delivered a letter to the Board, which was also released publicly, to correct Mr. Streit’s misleading and inaccurate statements. Also in this letter, Harvest notified the Board that it planned to nominate three directors for election at the Annual Meeting.  That same day, Green Dot issued a response stating that it respects and values the opinions and views offered by Harvest and would seek to satisfy Harvest's concerns.

•
On March 9, 2016, Mr. Streit e-mailed Messrs. Osher and Baum, offering Harvest the opportunity to name one member to the Green Dot Board.  Mr. Streit also offered to adjust his compensation to be better aligned with shareholders’ interests.

•
On March 11, 2016, Messrs. Osher and Baum responded to Mr. Streit’s proposal, stating that Harvest would be amenable to working constructively with the Board, but a discussion would need to begin with leadership succession and the replacement of current directors. Harvest again proposed a graceful leadership transition and emphasized its preference to avoid a proxy fight.

•	On March 13, 2016, Mr. Streit e-mailed Messrs. Osher and Baum reiterating Green Dot’s offer for Harvest to name one Board member.

•
On March 14, 2016, Harvest delivered a letter to the Company’s Secretary, formally nominating George Gresham, Nino Fanlo, and Philip Livingston for election to the Board at the Annual Meeting and issued a press release announcing its delivery of the nomination letter to Green Dot. That same day, Green Dot issued a response again reiterating its previous offer for Harvest to name one Board member.

•	On March 29, 2016, the Company filed its preliminary proxy statement in connection with the Annual Meeting.

•	On April 1, 2016, Harvest filed its preliminary proxy statement in connection with the Annual Meeting.

•	On April 11, 2016, the Company filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

•	On April 11, 2016, Harvest filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

•	On April 15, 2016, the Company filed amendment no. 2 to its preliminary proxy statement in connection with the Annual Meeting.

•	On April 18, 2016, the Company filed its definitive proxy statement in connection with the Annual Meeting.

•	On April 19, 2016, Harvest filed amendment no. 2 to its preliminary proxy statement in connection with the Annual Meeting.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT LEADERSHIP CHANGE IS NEEDED AT GREEN DOT NOW, INCLUDING A RECONSTITUTED BOARD

We are long-term shareholders of the Company, now in our fourth year as investors, having initially bought shares in late 2012.  We continue to believe Green Dot possesses immense franchise value and earnings potential, but we have lost faith in the ability of CEO Steve Streit to act in the best interest of, and create sustainable value for, all shareholders. Further, based on Harvest’s interactions with the Board, and what we believe to be an unacceptable approach towards corporate governance, we do not believe the Board as it is constituted today can act in the best interest of all shareholders. The upcoming Annual Meeting is a critical opportunity for Green Dot shareholders to not only elect new highly qualified and experienced directors, but to also send a clear message to the Board that the troubling status quo has failed and immediate leadership change is required in order to drive substantial shareholder value creation for all investors.

As detailed in the foregoing section of this Proxy Statement, for more than a year we attempted to engage constructively with the Board and management team to address our serious concerns with the direction of the Company under Mr. Streit’s leadership. We have provided the Board with numerous examples, including meticulous details at its request, outlining why we believe Mr. Streit’s managerial limitations have resulted in significant shareholder value destruction. Unfortunately, our efforts to interact privately and constructively with the Board have proven to be unsuccessful. The Board has refused to address the need for leadership change, which we believe is the source of Green Dot’s prolonged underperformance, weak financial results, and apparent execution missteps since the Company’s initial public offering in 2010.

We are disappointed by this Board’s failure to address the issues we have identified and question whether the Board as currently comprised today has the commitment, open-mindedness, and shareholder alignment to maximize opportunities for value creation.  Because of our belief that the current Board is incapable of holding Mr. Streit accountable for what we believe to be long-term unacceptable performance, we are soliciting your support to elect our highly qualified Nominees at the Annual Meeting.  Our Nominees were carefully selected and possess considerable credibility, decades of relevant experience, talent, and above all else, a deep commitment to shareholder-alignment, which are attributes we believe are sorely lacking from the current Board. We believe shareholders deserve an aligned board of directors who collectively possess the objectivity, perspective, and qualifications to make decisions that are in the best interest of shareholders.  Although the election of our Nominees to the Board at the Annual Meeting would not remove Mr. Streit as CEO and may not result in his termination as CEO, given that our Nominees would only constitute a minority of the Board, we believe it would demonstrate a vote of no confidence in Mr. Streit’s ability to lead the Company.

We Are Concerned with the Company’s Prolonged Stock Price Underperformance Under CEO Steve Streit’s Leadership

Green Dot’s shares have dramatically underperformed the Russell 2000 Index as well as both its original and revised peer groups over almost any measurement period.1 Since going public in 2010, Green Dot’s stock price has declined by approximately 65% under Mr. Streit’s leadership.  Over the same time period, the Russell 2000 Index has returned 96%, including dividends. In the last five years ending December 31, 2015, Green Dot’s stock has underperformed its original self-selected peer group by 274%, its revised peer group by 184%, and has experienced an absolute stock price decline of 71%.2  In fact, in its five full years as a public company, Green Dot has only generated one year of positive shareholder returns.

1 In 2014, the Board changed its compensation advisor from Barney & Barney to Advisory Board only to change again six months later to Deloitte Consulting.  Deloitte Consulting eliminated seven of Green Dot’s 13 peers (excluding NetSpend which was acquired). Green Dot’s closest competitor TSYS, which was already considered a peer in 2013 and 2014, was inexplicably removed from the peer group after acquiring competitor NetSpend.
2Bloomberg. Relative performance is calculated as Green Dot's total return in the five years ending 12/31/15, less the total return of the comparable peer group. Green Dot’s original, Company-selected peer group provided in its 2013 and 2014 Proxy Statements consisted of Alliance Data Systems, Capital One Financial, Discover Financial, Euronet Worldwide, Global Cash Access, Global Payments, Heartland Payment Systems, Mastercard, MoneyGram, NetSpend, Total System Services, Visa, Western Union, and Wright Express.  The Company’s revised peer group provided in Green Dot’s 2015 Proxy Statement consisted of Blackhawk Network, Cardtronics, Cash America International, Cass Information Systems, Euronet Worldwide, EZCorp, Global Cash Access, Heartland Payment Systems, Jack Henry & Associates, MoneyGram, Regional Management, WEX, and World Acceptance.

Source: CapitalIQ. Peer returns based on equal-weighted average. *Total Shareholder Returns exclude dividend reinvestment.
**Original peer group obtained from Company’s 2013 and 2014 proxy statements. Revised peer group obtained from Company’s 2015 proxy statement.

We Believe the Company Has Consistently Delivered Weak Financial Results

We believe the dismal performance of Green Dot’s stock is a direct reflection of management’s repeated financial shortfalls. Based on our experience, the multiple that the investment community is willing to pay for a stream of earnings is significantly influenced by its perception of management. Investors will pay a higher multiple for the same level of earnings if they believe management can be trusted and guidance about the future will prove reliable. Prior to Harvest Capital’s Schedule 13D filing, Green Dot’s depressed multiple (approximately 12x P/E and 5x EBITDA, a 40% and 60% respective discount to the Company’s processing peer group3) appeared to be a function of investor distrust in Mr. Streit and his inability to deliver consistent results.

3 Harvest-selected processing peer group includes Heartland Payment Systems, Mastercard, Visa, Vantiv, Fleetcor Technologies, Global Payments, Blackhawk Network, PayPal, Total System Services, Euronet Worldwide, Alliance Data Systems, WEX, Fidelity National Information Services, Western Union, and MoneyGram.

In three of the last four years, Green Dot has guided revenue and/or EBITDA lower as the year progressed. More specifically, Green Dot has reduced one of its key financial metrics every single quarter for the last nine quarters. Considering 80% of Green Dot’s revenue is categorized as recurring, we find this degree of inconsistency to be unacceptable.4  Notably, prior to Harvest Capital’s Schedule13D filing, Green Dot’s inconsistent guidance had resulted in four straight quarters of earnings-related disappointments, which resulted in an arithmetic cumulative decline of 49% on the day following Green Dot’s earnings releases.

Source: Company filings. *9/18/14 was date of TPG acquisition announcement; management lowered annual guidance.

Despite the Company’s claims to the contrary, there does not appear to be an industry-wide issue afflicting Green Dot nor do we view the recent execution errors as mere detours. We strongly believe the incessant operating and financial execution disappointments are a Green Dot issue, and more specifically, a Green Dot leadership issue. While numerous personnel changes have occurred at Green Dot since its IPO, Mr. Streit has been the constant factor linked to the Company’s long-term underperformance. In fact, a side-by-side comparison of Green Dot and its closest competitor, NetSpend, suggests that the Board may not be capable of objectively analyzing Mr. Streit’s performance and recognizing that Green Dot’s challenges are company specific.

NetSpend distributes its cards primarily through physical channels and generates card revenue and interchange fees based on card issuance and usage, just like Green Dot. Despite the similarities in the two companies’ business models, their respective operational and financial performance has been starkly different. NetSpend has generated superior financial results, despite the fact it does not issue its own cards, does not own a high margin reload network, and operates at a lower revenue base. It is worth noting, that under CEO Dan Henry’s leadership, NetSpend had a successful sale to TSYS Corporation at 14.5x EBITDA.5

By blaming exogenous industry factors, as opposed to objectively acknowledging Mr. Streit’s apparent limitations, we believe the Board has demonstrated a failure to hold management accountable for its shortcomings and to act as fiduciaries to all stakeholders. We also believe that current Green Dot director nominee, Timothy Greenleaf, as Chairman of the Audit Committee tasked with reviewing “the integrity, adequacy and effectiveness of accounting and financial reporting processes and the adequacy and effectiveness of systems of internal control,”6 must be held accountable for the Board’s failure to provide effective oversight of the Company’s financial controls and reporting under Mr. Streit’s leadership.

4 Green Dot IR Presentation, pg. 19, “80% of revenues are recurring in nature” (1/29/15).
5 NetSpend acquisition was announced 2/19/13 for $16 per share.  Enterprise value based on 84.3 million diluted shares outstanding for 2012.  EBITDA based on Company reported adjusted EBITDA of $96.2 million for 2012.
6 Green Dot 2015 Proxy Statement.

We Are Concerned with the Company’s Troubling History of Poor Execution and Operational Mismanagement under CEO Steve Streit

Based on extensive discussions with former and current Green Dot employees, we believe Mr. Streit’s repeated failure to achieve both short- and long-term targets is a symptom of a deeper and more fundamental problem, namely, his apparent struggle with the basic tenets of running a larger company.  As the following table illustrates, under Mr. Streit’s leadership, Green Dot has experienced execution mistakes in each of the last nine quarters.

Source: Company filings, earnings releases, and conference calls.

While we understand that all companies suffer from occasional strategic missteps, or “detours” as Green Dot labeled its recent MoneyPak and MoneyCard failures, strong management teams overcome challenges, and often have the foresight to anticipate what may go wrong well in advance, effectively minimizing the financial impact from the associated “detour.” As companies grow and become more complex, leadership experience becomes an irreplaceable corporate asset. The examples below further illustrate the major strategic missteps that we believe shareholders have suffered under Mr. Streit’s leadership, which are outlined in greater detail in our Green Dot Presentation (available at www.fixgdot.com):

•
Discontinuation of MoneyPak: we believe the removal of MoneyPak was poorly tested, vastly underestimated and should not have occurred until a reliable substitute was ready, as it resulted in damage to Green Dot’s ecosystem and multiple negative revenue revisions during 2015.

•
In-house Processing Migration: management has failed to deliver the expected “significant cost savings” touted by Mr. Streit as far back as the Q4’11 earnings call. Three years after Green Dot’s purchase of eCommLink, and two years after the in-house migration was expected to commence, Green Dot included a $5 million “non-recurring processor migration” expense in its 2015 guidance. Purportedly one-time expenses for this strategically important project have become a recurring item for Green Dot.

•
Loopt Acquisition: we believe management squandered shareholder capital in its acquisition of Loopt, Inc. (“Loopt”) in 2012 for $43 million, only to shut down the business promptly thereafter. To our knowledge, the Company has not used a single line of Loopt code.  Notably, we believe the Board overlooked significant conflicts of interest in approving this transaction considering Sequoia Capital sat on the boards of both Green Dot and Loopt, and was also the largest shareholder of both companies.7

•
Launch of GoBank: the highly touted mobile banking product has consistently missed expectations, altered its strategy, and in our view, wasted shareholder money and confused consumers. At the beginning of 2015, management set a public goal to reach “a seven figure annualized run rate in new GoBank account enrollments by year-end.”  The Company recently conceded it will not achieve this target.

•
Updated MoneyCard Program: we believe the updated MoneyCard program was poorly designed and implemented.  Not only did the new products fail to drive increased value but after the strategic re-launch, Walmart revenue began to decline and the new pricing schedules confused customers.8

•
TPG Acquisition: the acquisition of TPG was poorly structured in our view, with management issuing 6.133 million undervalued Green Dot shares when inexpensive bank debt was available. From the conference call announcing the acquisition on September 18, 2014 through its first year under Green Dot’s control, TPG experienced multiple negative revenue revisions and had a 22% shortfall relative to management’s initial 2015 forecast.

•	Sallie Mae Partnership: Green Dot’s initially positive foray into the higher education market ended with a project write-down and a breach of contract lawsuit.

7 Greg McAdoo, a partner with Sequoia Capital, was a member of the board of directors of Loopt at the time of the acquisition.  Current Green Dot director Michael Moritz, a partner with Sequoia Capital, was a member of the Board at the time of the acquisition.
8 Mr. Streit commented on Green Dot’s Q4 15 earnings call and at a JP Morgan conference on 12/2/15 that the pricing changes confused customers.

We believe these repeated strategic missteps demonstrate that management and the Board are not executing appropriately and lack the skill and industry expertise to improve the operating performance at Green Dot.  Adding insult to injury, we believe this underperformance is predominantly self-inflicted, which highlights the important opportunity for value creation at the Company.  We believe a more capable team, including a new CEO and reconstituted Board, will be able to refine operating processes, execute a robust strategic plan, and enhance financial forecasting to close the gap between Green Dot and its peers.

We Believe Green Dot’s Management Team and Board have Lost Important Shareholder Credibility due to the Company’s Track Record of Inconsistent and Misleading Investor Communications

In addition to the recurring execution failures and inconsistent guidance discussed above, Harvest is deeply concerned by Green Dot’s apparent willingness to distort facts in order to justify poor performance. We believe Mr. Streit’s inconsistency when discussing business metrics and financial drivers has not only impaired investor trust but has also undermined long-term investors’ ability to understand Green Dot’s operating model.

In fact, as outlined in the foregoing section of this Proxy Statement, we believe Green Dot has a track record of delivering inconsistent and misleading statements to shareholders in its quarterly reports and earnings calls. In Q1’14, for example, Green Dot recognized $5.6 million of non-recurring revenue from the removal of courtesy fee waivers, which provided a 3% benefit to revenue in the quarter.9  At the time, Mr. Streit repeatedly stated that this revenue benefit was offset by a few negative occurrences, such as bad weather, inventory stock-outs and card reissuance expenses related to a Target Corp. data breach.  Mr. Streit unequivocally stated the positive and negative factors resulted in “a wash” of one-time items in the quarter.  Notably, one year later on Green Dot’s 4Q’14 earnings call, Mr. Streit contradicted his prior commentary, explicitly referring to the fee waiver as a one-time benefit that analysts needed to consider when analyzing the Company’s disappointing year-over-year comparisons. At the same time, Mr. Streit noticeably made no reference to the one-time headwinds from 1Q’14 (weather & Target breach) that would presumably be beneficially lapped in 2015.  We believe Mr. Streit altered his narrative in light of disappointing 2015 guidance.

Perhaps even more concerning, between late December 2014 and early January 2015, Green Dot acquired two prepaid card companies, AccountNow and Achieve Card, which combined accounted for more than 10% of Green Dot’s 2015 projected revenue.  However, at the time of the Company’s 4Q’14 earnings call, neither acquisition was disclosed. Management included the financial contribution from these acquisitions in its 2015 guidance without a single reference to their inclusion or impact. We believe investors and analysts had significant challenges reconciling 2015 guidance without the transparent disclosure of this key information.  Further, when asked directly about the “double digit organic growth” implied in management’s guidance, Mr. Streit not only failed to disclose the existence of either acquisition, he also highlighted two incorrect assumptions for the strong revenue guidance.  Notably, in the two days following the Company’s earnings call, Green Dot’s stock declined by 25%.  Only then did management file an 8-K disclosing the acquisitions and their combined impact on guidance.

We believe the lack of prompt disclosure regarding the material contributions from these acquisitions significantly eroded investor trust, and we question how the Board approved guidance that withheld critical disclosures and implicitly overstated organic growth.  Even sell-side analysts openly criticized Green Dot’s judgment and credibility:

9 Green Dot Q1’14 earnings conference call held 4/30/14.

“Poor acquisition disclosure raises questions. Notably, Green Dot used the quiet holiday period to make two acquisitions which it disclosed today will generate $78m in 2015 revenue and $15m of EBITDA. The Company issued nearly 1m shares to consummate these deals. We encourage investors to ask: ‘why the need for such stealth?’” – Andrew Jeffrey, SunTrust

“We believe that we do not have a very good handle on the organic revenue growth of company, given we do not have reliable information on the acquired companies or even know if they were included in guidance. We are not sure if those companies were included in top- and bottom-line guidance. We would generally expect that they would have been, given that both deals closed before the earnings call.” – Robert Napoli, William Blair

Unfortunately for shareholders, Mr. Streit’s misleading, confusing, and contradictory public commentary is not an isolated event.  As recently as Green Dot’s Q4’15 earnings call, after Harvest had repeatedly highlighted issues with Mr. Streit’s public statements, he continued to make false statements.  In the most recent earnings call, Mr. Streit stated he was “the largest shareholder of the Company by far” and that he had not sold a share of Green Dot stock since November 2010.  Both of these statements are incorrect, considering BlackRock was Green Dot’s largest shareholder and Mr. Streit sold 536,602 shares in several open market transactions in 2014.10

It seems quite clear to us that Mr. Streit does not take consistent shareholder communication seriously, and to date neither he nor the Board have been held accountable for Green Dot’s poor track record of financial forecasting and shareholder communications.  Further, we believe the Audit Committee, and particularly Mr. Greenleaf as Chairman, has repeatedly failed to act in the best interest of shareholders by allowing Mr. Streit to continue making misleading public statements and by failing to provide proper oversight of Green Dot’s financial guidance and controls.

We Believe Senior Leadership Turnover is Symptomatic of an Unhealthy Leadership Culture that Can Be Traced Back to the CEO and Board

We are concerned by the significant turnover among top level executives at Green Dot, which we believe has contributed to the Company's disappointing operational, financial, and stock price performance.  All but one of the Company’s named executive officers alongside Mr. Streit at the time of Green Dot’s IPO had resigned by the end of 2013 (Mark Troughton - President, Cards and Network; John Keatley - CFO; and William Sowell - COO).  Additionally, Green Dot has had three CFOs in the last three years, with the most recent two executives possessing no prior public market experience.  At the time of Mr.  Keatley’s resignation as CFO in 2013, Mr. Streit stated that, “whoever we bring in [as CFO] has got to have deep public experience and understand how the markets work.”11 Despite Mr. Streit’s assurances, the Board failed to add a strong CFO with public market experience, which is particularly concerning given Mr. Streit’s apparent struggles with financial forecasting and reporting. In light of the significant executive turnover, we believe Green Dot’s management and Board are incapable of identifying and retaining the appropriate talent to improve the Company's performance.

10 As of the date of the conference call on 2/24/16, BlackRock was Green Dot’s largest shareholder according to Mr. Streit’s and BlackRock’s most recent Schedule 13G filings.  According to a Form 8-K filed by Green Dot on 2/6/14, Mr. Streit sold shares pursuant to a 10b5-1 trading plan to comply with obligations under his 2004 divorce settlement.
11 JPM Morgan Global TMT Conference (5/15/13).

We Believe the Board has a Long History of Disregarding Shareholders’ Concerns and Best Interests while Maintaining Misaligned, Poor Corporate Governance Practices

We believe Green Dot shareholders should have serious concerns about the poor corporate governance practices and misalignment of interests among certain members of the Board.  Based upon our interactions with the Board, we believe certain Board members are apathetic towards the Company’s underperformance and prefer to insulate themselves from current shareholder accountability rather than engage in constructive dialogue with well-intentioned, long-term shareholders.

In our opinion, Green Dot’s Board is dominated by four individuals with tenures exceeding 13 years each, namely, Steve Streit, Timothy Greenleaf, Michael Moritz, and Kenneth Aldrich. Notably, each of Messrs. Streit, Greenleaf, and Moritz, the Class III directors up for re-election at the Annual Meeting, have served on the Board for more than 13 years, and each has presided over the Company’s prolonged underperformance.  Importantly, we believe Mr. Streit, as Chairman, President, and CEO, and Mr. Greenleaf, as Chairman of the Audit Committee, should be held accountable for the Company’s protracted underperformance and concerning corporate governance.  In addition, we believe Mr. Moritz’s questionable connection to the $43 million related-party Loopt acquisition, his poor oversight on the Compensation Committee, and his failure to attend at least 75% of Board meetings in three of the last four years warrant his replacement as a Board member.  We believe change is not only long-overdue, but is required to ensure the Board delivers on its fiduciary duties to properly hold management accountable and provide effective oversight of the Company and to ensure that it pursues opportunities to protect and enhance shareholder value.

We are therefore seeking the support of Green Dot shareholders to elect our Nominees at the Annual Meeting to send the Board a clear message that shareholders believe the status quo is unacceptable, a new, highly qualified CEO is paramount, and meaningful change to the composition of the Board is necessary to drive sustainable shareholder value. Although the election of our Nominees to the Board at the Annual Meeting would not remove Mr. Streit as CEO and may not result in his termination as CEO, we believe it would demonstrate a vote of no confidence in Mr. Streit’s ability to lead the Company.

We are Concerned with the Company’s Executive Compensation Practices

We believe the Board has fundamentally misaligned management by tying historical incentive compensation to revenue and EBITDA growth rather than using metrics that we believe are more appropriately aligned with shareholder value creation.  As a result, while management has achieved some of its performance targets, per share earnings have been generally stagnant, and the most important metric in our view, shareholder returns, have been abysmal. Since going public in 2010, Green Dot has grown revenue and EBITDA at compound growth rates of 13.2% and 9.7%, respectively, yet during that time, earnings per share have failed to materially increase and shareholder value has been destroyed as evidenced by a total stock price decline of 71% during the last five calendar years.

We also believe Mr. Streit has been the primary beneficiary of the long-tenured directors who control the Compensation Committee, namely, Mr. Aldrich as Chairman and Messrs. Greenleaf and Moritz, as members.  Not only has Mr. Streit’s compensation diverged from Green Dot’s performance, but he appears to be compensated inequitably when compared to the other NEOs.

For example, consider the recommendation of Barney & Barney LLC, Green Dot’s compensation consultant in 2013, to target the 50th percentile of compensation among the Company’s peer group for all of its NEOs.  The Compensation Committee adopted this recommendation for all NEOs, except Mr. Streit, whose equity-based compensation inexplicably exceeded the peer group’s 75th percentile.  In addition to receiving 200,000 time-based RSU’s in 2013, which had a fair market value of $5.2 million, the Board also awarded Mr. Streit a $200,000 discretionary cash bonus “in recognition of his accomplishments as our CEO.”12 Not only was Mr. Streit the only NEO to be selected for a discretionary cash bonus by the Compensation Committee that year, but the award appeared to be wholly inconsistent with performance alignment considering Green Dot’s stock had declined by 19% in the trailing two-year period ending December 31, 2013. This 19% two-year decline in Green Dot’s stock compared to a 57% increase by the broader market (Russell 2000 Index) over the same period.  In 2013, Mr. Streit’s total compensation was $6.6 million, including the $5.2 million time-based RSU grant, which represented 82% of all NEO RSU grants.

12 Company’s 2014 proxy statement.

In 2014, despite a 19% decline in shareholder value, Mr. Streit was awarded approximately $2.3 million of time-based RSU grants, which according to Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy voting advisory firm, was 141% more than the median RSU grants for the CEOs of Green Dot’s peer group. Mr. Streit also received a cash bonus of $606,000, which was 13% above the median bonus paid to the CEOs of the Company’s peer group.13  Further, in October 2014, Mr. Streit’s base salary was increased from $555,000 to $666,000, a generous 20% raise, which we find particularly troubling considering less than two weeks earlier, Green Dot lowered its 2014 annual guidance for revenue, EBITDA, and earnings. At the time the Compensation Committee raised Mr. Streit’s base salary, Green Dot’s stock had declined by 16% year-to-date, which again leads us to believe that the Board’s approach towards compensation is disconnected from shareholder value creation.

We believe shareholders share our serious concerns with Green Dot’s executive compensation as evidenced by the dramatic decrease in the shareholder approval rate of the Company’s ‘say on pay’ proposal from approximately 99% of the votes cast in favor of the ‘say on pay’ proposal at the 2011 Annual Meeting of Shareholders to approximately 67% of the votes cast at the 2014 Annual Meeting of Shareholders (the “2014 Annual Meeting”).

Importantly, ISS has likewise raised significant concerns with the Company’s executive compensation.  ISS not only recommended a vote “AGAINST” the Company’s ‘say on pay’ proposal at the 2014 Annual Meeting but also assigned Green Dot a Governance QuickScore of “10” in the “Compensation” category, indicating the highest level of concern.  In making its recommendation, ISS stated:

“The estimated cost of the company's equity compensation program is excessive. CEO pay has significantly increased from prior levels, due primarily to a substantial equity grant which is entirely time-based and not in line with peer companies. The company also provided off- cycle grants to compensate executives for their underwater options, while implementing a separate option exchange program for broader-based employees.”

Despite ISS’ adverse recommendation and after garnering just a 67% approval vote for the ‘say on pay’ proposal at the 2014 Annual Meeting, the Board chose to maintain the same misaligned metrics - revenue and EBITDA - for incentive compensation in 2015.  It is therefore unsurprising that in its 2015 report, ISS cited ongoing concerns with the Company’s executive compensation program and recommended a “WITHHOLD” vote on the election of Messrs. Aldrich and Shaheen, as Compensation Committee members, at the 2015 Annual Meeting of Shareholders (the “2015 Annual Meeting”) for failing to take any action to change Green Dot’s executive compensation given the low shareholder support at the 2014 Annual Meeting.

13 ISS’ 2015 proxy advisory report.

Perhaps in response to ISS or Harvest’s private criticism in early March, the Board issued Mr. Streit $2.69 million of performance-based RSU grants on March 31, 2015 that were tied to Green Dot’s total shareholder return. While on the surface it would seem that the Compensation Committee finally took steps to more appropriately align executive compensation with a metric associated with shareholder value, according to the award agreement, 50% of Mr. Streit’s RSU’s will vest if Green Dot’s total shareholder return outperforms just 25% of the S&P 600 constituents.  Stated another way, even if Green Dot underperforms 75% of the market, Mr. Streit would still receive approximately $1.35 million of performance-based compensation.

Consistent with the concerns raised by ISS and its recommendation of a “WITHHOLD” vote on the election of Messrs. Aldrich and Shaheen at the 2015 Annual Meeting, we likewise believe Messrs. Greenleaf and Moritz, as Compensation Committee members, should be held accountable for Green Dot’s continued failure to appropriately align executive compensation with Company performance.  In fact, ISS recommended a “WITHHOLD” vote against the election of Messrs. Greenleaf and Moritz at the 2013 Annual Meeting of Shareholders given the Company’s problematic compensation practices and the Board’s implementation of an option exchange program without prior shareholder support. We also believe Messrs. Greenleaf and Moritz share responsibility with Mr. Aldrich for Green Dot’s confusing engagement of three different third party compensation consultants in the span of just 18 months.  As a result of this discontinuity, we believe the peer group and operating metrics for executive performance-based compensation have been inconsistent and misaligned with shareholder value creation.

We Are Concerned with the Company’s Poor Corporate Governance

We are concerned with the Company’s poor corporate governance, which we believe severely limits the ability of shareholders to seek effective change at Green Dot.

The Board is classified into three separate classes, meaning its directors are only subject to re-election by shareholders once every three years.  We believe the ability of shareholders to select directors each year is an important check on the performance of the Board and is critical in allowing shareholder input on the direction and state of the Company.  To the contrary, Green Dot’s current classified Board structure, in our view, impedes shareholders’ ability to regularly and effectively evaluate the performance of the Company’s directors and insulates the incumbent Board members from accountability for their apparent lapses in oversight and weak performance.

Furthermore, shareholders are prohibited from calling special meetings, cannot act by written consent, and must obtain a prohibitively high supermajority vote to amend shareholder-unfriendly provisions in the Company’s organizational documents, which likewise serves to disenfranchise shareholders.  We believe that the Board should not be able to utilize Green Dot’s corporate machinery to insulate itself and prevent changes that would benefit all shareholders.

Importantly, ISS shares our serious concerns, assigning Green Dot a Governance QuickScore of “8” and “10” for 2015 and 2014, respectively, indicating severe governance concerns. We believe the Board’s ineffectiveness at tackling the real shareholder concerns at Green Dot is in large part a function of the troubling misalignment of interests between the directors and Green Dot shareholders.

We are Concerned with the Lack of Sufficient Stock Ownership among Green Dot’s Independent Directors

We believe the substantial realized profits (through Green Dot’s IPO, secondary, and other open market share sales) and declining ownership position of Green Dot’s incumbent independent directors may compromise the Board’s ability to properly evaluate the substantial opportunities to enhance shareholder value at the Company. Based upon our review of the Company’s public filings, the independent members of the Board collectively own less than 3% of Green Dot’s outstanding shares of Common Stock, which includes shares underlying certain options and RSUs granted to such directors in their capacities as directors of the Company.  Harvest and two of its Nominees, on the other hand, collectively own an aggregate of 4,715,690 shares, representing approximately 9.4% of Green Dot’s outstanding shares, which consists of 4,707,640 shares owned by Harvest, representing approximately 9.3% of Green Dot’s outstanding shares and 8,050 shares owned by Messrs. Livingston and Fanlo, representing less than 1% of Green Dot’s outstanding shares.  In fact, during the last few months, Messrs. Livingston and Fanlo have purchased more shares in open market transactions than all of Green Dot’s current incumbent independent directors in the public market history of the Company, with each of Messrs. Livingston and Fanlo having purchased 4,050 shares and 4,000 shares, respectively.  While Mr. Streit is one of the Company’s larger shareholders, we believe his priorities as founding CEO are focused on preserving his position and the status quo as demonstrated by the Company’s persistent erosion of shareholder value under his tenure.

It seems apparent to us that with so little “skin in the game” and not enough confidence in the Company to engage in meaningful stock purchases, the Board does not have the same objective alignment to create shareholder value as we do.  In fact, between the Company’s 2014 and 2015 proxy filings, the stock ownership of Messrs. Greenleaf and Moritz declined by 34% and 88%, respectively.  We believe a Board culture focused on long-term value creation and shareholder accountability requires directors who collectively have a significant personal financial commitment to the Company along with relevant experience.

We Believe Substantial Opportunities Exist at Green Dot to Create Value for All Shareholders

As a long-term investor in Green Dot, Harvest is focused on changes that we believe are essential to creating a platform for long-term shareholder value creation. Given the duration and magnitude of Green Dot’s underperformance under Mr. Streit’s leadership and certain long-tenured Board members, we believe the best outcome for our fellow long-term shareholders would be driven by leadership changes at the CEO and Board levels.  Considering Green Dot’s substantial strategic asset value and inherent earnings power, we believe there are significant opportunities to unlock value for shareholders. As detailed in our Green Dot Presentation and briefly outlined below, we believe Green Dot has a visible path to nearly double its earnings per share over the next three years based on “self-help” initiatives focused on reasonable strategic and financial strategies:

•
Remove Mr. Streit as CEO and Install a Proven Leader. As outlined above, during the past five years under Mr. Streit’s leadership, Green Dot has significantly underperformed the broader market and its peer group. Further, Mr. Streit has failed to execute on many strategic initiatives and has struggled to properly communicate with shareholders. We believe hiring a proven leader, who can methodically execute on strategic initiatives while embracing employee collaboration, would re-energize the talented Green Dot organization and rebuild credibility in the investment community.

•
Reconstitute the Board and Adopt Policies Targeting Shareholder Alignment. We believe the Board is misaligned, entrenched, and lacks a shareholder-friendly mindset. Green Dot’s long-tenured directors, Messrs. Greenleaf and Moritz, appear complacent towards Mr. Streit’s apparent shortcomings and have failed to hold him accountable for Green Dot’s prolonged underperformance, inconsistent financial forecasting, and misleading investor communications.

•
Realign Green Dot’s Strategic Initiatives to Balance Realistic Growth Targets with Profitability. We believe Green Dot must forego its outdated goal of double-digit revenue growth and instead, implement realistic revenue growth targets such as active card and ARPU growth of 2.5% and 5.0%, respectively. Doing so would allow management to eschew numerous distractions and focus on cost reductions and operating leverage, which we believe would lead to double-digit organic EPS growth and significant cash flow to fund accretive acquisitions, strategic growth initiatives like secured credit, and methodical share repurchases.

•
Right-size the Cost Structure and Optimize the Capital Structure. Since 2010, Green Dot’s compensation & benefits, processing expenses, and G&A expenses have each grown at a faster rate than revenue.  Based on conversations with a third party cost structure consultant, former Green Dot employees, and current and former employees and executives at comparable companies who are familiar with Green Dot’s business, Harvest believes Green Dot can eliminate material inefficient annual expenses through a standard realignment. These activities may include relocating certain call center functions to lower cost geographies, eliminating certain complimentary IT development expenses for partners, and eliminating certain non-revenue producing projects.  While it is our belief Green Dot can reduce its annual operating expenses, our assumptions may prove incorrect and there is no guarantee the Company will achieve any such expected savings. Independent of a one-time restructuring, we believe Green Dot must abandon its “instinctive” budgeting approach and adopt a strenuous, ROI-based discipline towards spending decisions. We believe the Board must also adopt a policy that compares future investments and acquisitions against the relative “cheapness” of the Company’s own equity.

With the right leadership, alignment of interests, and governance structures in place, we believe Green Dot can deliver substantial value for all stakeholders.

Our Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock Value for Green Dot Shareholders

For the reasons set forth above, we lack confidence in management’s and the Board’s ability to unlock value for the benefit of all Green Dot shareholders. Further, we believe the Company’s underperformance and poor corporate governance practices warrant the addition of direct shareholder representatives to the Board, whose interests are closely aligned with those of all shareholders and who would work constructively to protect the best interests of all Green Dot stakeholders.

We have identified and nominated three highly qualified directors with considerable credibility, decades of relevant experience, talent, and above all else, a deep commitment to shareholder-alignment, which we believe will allow them to independently make informed decisions to explore and identify opportunities to unlock value at Green Dot.  If our Nominees are elected at the Annual Meeting, we believe it will send a clear message to the Board that the status quo is unacceptable and that Mr. Streit must be replaced with a proven, transformational leader who is capable of delivering on strategic initiatives and unlocking the substantial trapped value in Green Dot.

Saturnino “Nino” Fanlo has over 30 years of industry experience in financial services, banking, and capital markets. Mr. Fanlo currently serves as President and Chief Financial Officer of Social Finance, Inc. (a/k/a SoFi), a marketplace lender and financial services company.  Prior to SoFi, he served as Senior Advisor at Golden Gate Capital, a San Francisco-based private equity firm, and as a Partner at Kohlberg Kravis Roberts & Co. (currently KKR & Co. L.P.), where he led the Company’s fixed income business and served as Chief Executive Officer and a director of NYSE listed KKR Financial Holdings LLC.  Prior to KKR, Mr. Fanlo was the Executive Vice President and Treasurer of Wells Fargo & Company, during which time he founded the Principal Investments group as well as Sutter Advisors LLC, a registered investment advisor and wholly-owned subsidiary of Wells Fargo. Previously, Mr. Fanlo served as Vice President at Goldman Sachs Group, Inc., where he was responsible for the Commercial Mortgage Backed Securities desk. Mr. Fanlo also held prior investment banking and asset management roles at Credit Suisse Group AG, Metropolitan Life Insurance Company and Australian Capital Equity Pty Ltd.

George W. Gresham has an extensive background in the payments and financial services industries and significant experience building and leading enterprises through complex transactions, restructurings, international expansion and capital market transactions. Mr. Gresham previously served as the Chief Financial Officer and Executive Vice President of NetSpend Holdings, Inc., a provider of general purpose reloadable prepaid accounts, where he played an integral role in the company’s sale to TSYS. Mr. Gresham also previously served as Chief Financial Officer and Executive Vice President of Global Cash Access, Inc., which was a multinational enterprise engaged in providing specialty merchant payment processing solutions to operators of gaming properties, and as Chief Financial Officer, Chief Administrative Officer and Executive Vice President of eFunds Corporation, which specialized in providing multinational enterprises with complex payment and payments-related technology solutions. Mr. Gresham currently serves as the Chief Executive Officer and owner of Granite Reef Advisers, Inc., an advisory firm focused on providing third-party clients assistance in the evaluation of acquisition targets, and as a director of BluePay, Inc., a provider of technology-enabled merchant processing services.

Philip Livingston has extensive public and private company experience as both an operating executive and board member with a proven track record of helping to guide companies with operating challenges.  During his 25-year career as a public and private company executive, Mr. Livingston served as both a director and audit committee chairman for Broadsoft Corporation, Insurance Auto Auction, Cott Corporation, MSC Software, and Seitel Inc. Mr. Livingston’s significant operating experience includes serving as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation, and World Wrestling Entertainment. He most recently served as Chief Executive Officer and a director of Ambassadors Group. Prior to that, he was Chief Executive Officer of LexisNexis Web Based Marketing Solutions and President of Financial Executives International, the leading professional association of chief financial officers and controllers. In that role he led the organization’s support of regulatory and corporate governance reforms culminating in the Sarbanes-Oxley Act. He is a current member of the American Institute of CPAs (AICPA). He previously served on the Financial Accounting Standards Board Advisory Council and the Standards Advisory Council of the International Accounting Standards Board. He also served on the AICPA CPA Board of Examiners that oversees the CPA exam for U.S. state boards of accountancy. Mr. Livingston’s earlier career included positions in financial management and auditing with Genentech, Inc. and Ernst & Young.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which is currently divided into three classes. The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of shareholders. We believe that the terms of three directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominees in opposition to the Company’s three director nominees for terms ending in 2019. Your vote to elect our Nominees will have the legal effect of replacing three incumbent directors with the Nominees. If elected, our Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance shareholder value as described in further detail above.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States.

Saturnino “Nino” Fanlo, age 55, has served as President and Chief Financial Officer of Social Finance, Inc. (a/k/a SoFi), a marketplace lender and financial services company, since June 2012.  He previously served as Chief Operating Officer of SoFi from December 2013 to August 2015 and as a member of its Board of Directors from June 2012 to September 2015.  Prior to SoFi, Mr. Fanlo served as Senior Advisor at Golden Gate Capital, a private equity firm, from April 2009 to February 2011.  Previously, Mr. Fanlo served as Chief Executive Officer and a director of KKR Financial Holdings LLC (formerly NYSE:KFN), a subsidiary of KKR & Co. L.P. (NYSE:KKR), from 2004 to 2008.  Mr. Fanlo also previously served as Executive Vice President and Treasurer of Wells Fargo & Company (NYSE:WFC) (“Wells Fargo”), from July 2000 to June 2004.  As Executive Vice-President of Wells Fargo, Mr. Fanlo founded the Principal Investments group.  Mr. Fanlo was also founder and, from August 2001 to June 2004, President of Sutter Advisors LLC, a registered investment advisor formed in 2001 and a wholly-owned subsidiary of Wells Fargo. Mr. Fanlo joined Wells Fargo in 1995, serving in various positions, including as Executive Vice President, Senior Vice President, and Vice President.  Prior to Wells Fargo, he served as Vice President at Goldman Sachs Group, Inc. (NYSE:GS), from 1990 to 1995, where he was responsible for the Commercial Mortgage Backed Securities desk.  Mr. Fanlo has also had prior investment banking and asset management roles at Credit Suisse Group AG (NYSE:CS), Metropolitan Life Insurance Company (NYSE:MET) and Australian Capital Equity Pty Ltd., where he focused on commercial real estate fixed income assets as well as capital raising and funding activities. In addition, Mr. Fanlo previously served as a director of Capmark Financial Group Inc. (formerly OTCMKTS:CPMK) from 2006 until 2009.  Mr. Fanlo earned his B.A. in Economics from Haverford College.  Harvest believes Mr. Fanlo’s over 30 years of experience in financial services and capital markets would make him well-qualified to serve on the Board.

George W. Gresham, age 49, is the owner and Chief Executive Officer of Granite Reef Advisers, Inc., an advisory firm focused on providing third-party clients assistance in the evaluation and consideration of acquisition targets or in the executional efforts surrounding company dispositions, and has served in such capacities since July 2013.  Mr. Gresham has also served on the Board of Directors and as Chairman of the Audit Committee of BluePay, Inc., a provider of technology-enabled merchant processing services, since July 2013.  Mr. Gresham previously served on the Board of Directors and as Chairman of the Audit Committee of SterlingBackcheck, Inc., an international provider of background checks and employment screening services, from November 2014 to June 2015.  From May 2010 through June 2013, Mr. Gresham served as the Chief Financial Officer and Executive Vice President of NetSpend Holdings, Inc. (formerly NASDAQ:NTSP)(“NetSpend”), a provider of general purpose reloadable prepaid accounts that was acquired by Total System Services, Inc. (NYSE:TSS).  Prior to joining NetSpend, from February 2008 to May 2010, Mr. Gresham served as Chief Financial Officer and Executive Vice President of Global Cash Access, Inc. (n/k/a Everi Holdings Inc. (NYSE:EVRI)), a provider of payment processing services.  From May 2002 until October 2007, Mr. Gresham served as Chief Financial Officer, Chief Administrative Officer and Executive Vice President of eFunds Corporation (formerly NYSE:EFD), a company that specialized in the development and deployment of payment and payments-related technology. From 1991 through 2002, Mr. Gresham served in various positions with Deloitte LLP. Mr. Gresham earned a B.S. in Accountancy from Northern Arizona University and an M.B.A. from the Thunderbird School of Global Management. Harvest believes Mr. Gresham’s significant experience serving as a director and senior executive of publicly traded payment services companies would make him a valuable addition to the Board.

Philip B. Livingston, age 59, served as Chief Executive Officer and a director of Ambassadors Group, Inc. (formerly NASDAQ:EPAX), a provider of educational travel experiences and online educational research materials (“Ambassadors Group”), from May 2014 to October 2015, and currently serves as the sole director of the company.  Prior to joining Ambassadors Group, Mr. Livingston served as Chief Executive Officer of LexisNexis Martindale-Hubbell’s Web Based Marketing Solutions division, a provider of software applications and marketing services for the legal industry (“LexisNexis”), until October 2013. He joined LexisNexis in April 2009 as Senior Vice President of Practice Management and served in executive management positions from April 2009 to October 2013. Previously, Mr. Livingston served as Chief Financial Officer for World Wrestling Entertainment, Inc. (NYSE:WWE), from 2003 to 2005, Catalina Marketing Corporation, from 1995 to 1998, and Celestial Seasonings, Inc., from 1993 to 1995.  From 1999 to 2003, he served as President and Chief Executive Officer of Financial Executives International, a leading professional association of chief financial officers and controllers. Mr. Livingston has served as a director of Rand Worldwide, Inc. (OTCMKTS:RWWI), an operator of technology and professional services providers to the engineering community, since November 2014.  He also currently serves as Chief Operating Officer of UASUSA, a manufacturer of commercial drones, a position he has held since March 2016.  He previously served on the Boards of Directors of SITO Mobile Ltd. (OTCBB:SITO), a mobile advertising company, from November 2014 to February 2016, Nexsan Technologies, Inc., a provider of secondary storage devices and archival compliance software that was acquired by a strategic investor in 2012, from 2007 to December 2012, and Broadsoft Inc., a leading provider of voice over the Internet enterprise software that later went public, from 2005 to 2010. He also previously served as a director of Seitel, Inc., a leader in oil and gas seismic data that was later taken private by ValueAct Capital, from 2007 to 2010, Approva Corporation, an enterprise software development company that was sold to a strategic advisor in 2009, from 2003 to 2009, Cott Corporation (NYSE:COT), a leading manufacturer of retailer-branded carbonated soft drinks, from 2003 to 2009, and QLT, Inc. (NASDAQ:QLTI), a pharmaceutical company, from 2007 to 2008.  Mr. Livingston’s earlier career included positions in financial management and auditing with Genentech, Inc. and Ernst & Young.  He is a current member of the American Institute of CPAs (AICPA). Mr. Livingston previously served on the Financial Accounting Standards Board Advisory Council and the Standards Advisory Council of the International Accounting Standards Board. He also served on the AICPA CPA Board of Examiners that oversees the CPA exam for U.S. state boards of accountancy. Mr. Livingston earned a B.A. in Business Management and a B.S. in Government and Politics from the University of Maryland and an M.B.A. in Finance and Accounting from the University of California, Berkeley. Harvest believes that Mr. Livingston’s extensive experience in public company leadership as both an operating executive and board member coupled with his financial expertise would make him well-qualified to serve on the Board.

The principal business address of Mr. Fanlo is c/o Social Finance, Inc., 1 Letterman Drive, Building A, Suite 4700, San Francisco, California 94129. The principal business address of Mr. Gresham is 2355 E. Orangewood Ave., Phoenix, Arizona 85020.  The principal business address of Mr. Livingston is 7145 Cedarwood Circle, Boulder, Colorado 80301.

As of the date hereof, Mr. Fanlo directly owned 4,000 shares of Common Stock of the Company, representing less than 1% of Green Dot’s outstanding shares.  As of the date hereof, Mr. Gresham did not own beneficially or of record any securities of the Company and has not made any purchases or sales of any securities of the Company during the past two years. As of the date hereof, Mr. Livingston directly owned 4,050 shares of Common Stock of the Company, representing less than 1% of Green Dot’s outstanding shares.  The shares of Common Stock directly owned by Messrs. Fanlo and Livingston were purchased in the open market with personal funds.  For information regarding purchases and sales during the past two years in securities of the Company by Messrs. Fanlo and Livingston, see Schedule I.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by members of the Group of securities of the Company, see Schedule I.

The members of Harvest and the Nominees are collectively referred to as the “Group” herein.

The members of Harvest have signed letter agreements pursuant to which they have agreed to indemnify Messrs. Fanlo, Gresham and Livingston against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions.

On March 16, 2016, Harvest Small Cap Master, Harvest Small Cap Partners, HSCP Strategic, Harvest Financial, Harvest Capital, Jeffrey B. Osher, Donald Destino, Craig Baum, and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (b) the Group agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Group, to the Board at the Annual Meeting (the “Solicitation”), and (c) Harvest agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings between members of Harvest and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Harvest believes that each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GREEN proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Green Dot’s Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, we would identify and properly nominate such substitute nominees in accordance with the Company’s Bylaws and shares of Common Stock represented by the enclosed GREEN proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Harvest that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED GREEN PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and is proposing that shareholders ratify such appointment.  The Company is submitting the appointment of Ernst & Young LLP for ratification of the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

SHAREHOLDER PROPOSAL TO ADOPT A MAJORITY VOTING STANDARD IN UNCONTESTED DIRECTOR ELECTIONS

As discussed in further detail in the Company’s proxy statement, CalSTRS, a shareholder of the Company, has submitted a proposal to the Company, which calls for the adoption of a majority voting standard in uncontested director elections.  If the shareholder proponent, or a representative who is qualified under state law, is present at the Annual Meeting and submits the proposal for a vote, then the proposal will be voted upon.  Accordingly, if presented, CalSTRS is asking shareholders to vote for the following resolution:

“BE IT RESOLVED: That the shareholders of Green Dot Corporation hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.”

WE RECOMMEND A VOTE “FOR” THE SHAREHOLDER PROPOSAL, IF PROPERLY PRESENTED, TO ADOPT A MAJORITY VOTING STANDARD IN UNCONTESTED DIRECTOR ELECTIONS AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Harvest believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Class A Common Stock.

Shares of Common Stock represented by properly executed GREEN proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, FOR the shareholder proposal, if properly presented, to adopt a majority voting standard in uncontested director elections, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election as Class III directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our three Nominees. Accordingly, the enclosed GREEN proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Harvest intends to vote all of its Shares in favor of the Nominees.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of the New York Stock Exchange, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors will be elected pursuant to a plurality voting standard, which means that the three nominees for director receiving the highest number of “FOR” votes will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the appointment of Ernst & Young LLP will be deemed to have been ratified if the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting vote in favor of ratification. The Company has indicated that broker non-votes and abstentions will have no effect on the ratification of the selection.

Shareholder Proposal for the Adoption of a Majority Voting Standard in Uncontested Director Elections ─ According to the Company’s proxy statement, assuming that a quorum is present, the shareholder proposal to adopt a majority voting standard in uncontested director elections will be deemed to have been approved if the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting vote in favor of its adoption. The Company has indicated that broker non-votes and abstentions will have no effect on the adoption of the shareholder proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GREEN proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Harvest’s recommendations specified herein and in accordance with the discretion of the persons named on the GREEN proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by voting again by telephone or through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed.  The revocation may be delivered either to Harvest in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 3465 East Foothill Boulevard, Pasadena, California 91107 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Harvest in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Harvest.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Harvest have entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $300,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Harvest has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Harvest will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 24 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Harvest.  Costs of this solicitation of proxies are currently estimated to be approximately $600,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation).  Harvest estimates that through the date hereof its expenses in connection with this solicitation are approximately $275,000.  Harvest intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Harvest does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members Harvest are participants in this solicitation.

The principal business of each of Harvest Small Cap Master, an exempted company organized under the laws of the Cayman Islands, Harvest Small Cap Partners, a Delaware limited partnership, HSCP Strategic, a Delaware limited partnership, and Harvest Financial, a Delaware limited partnership, is investing in securities. Harvest Capital, a Delaware limited liability company, is a registered investment adviser with the Securities and Exchange Commission and serves as the investment adviser to certain managed accounts (the “Harvest Capital Accounts”) and as the investment manager of Harvest Small Cap Master.  Harvest Capital also serves as the general partner of each of Harvest Small Cap Partners, HSCP Strategic and Harvest Financial.  Each of Messrs. Osher, Destino and Baum is a managing director of Harvest Capital.  In addition, Mr. Osher serves as the portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap Partners and HSCP Strategic.  Mr. Destino serves as the portfolio manager of Harvest Financial and manages the Harvest Capital Accounts.

The address of the principal office of each of Harvest Small Cap Master, Harvest Small Cap Partners, HSCP Strategic, Harvest Financial, Harvest Capital and Messrs. Osher, Destino and Baum is 600 Montgomery Street, Suite 1700, San Francisco, California 94111.

As of the date hereof, Harvest Small Cap Master directly owned 1,968,324 shares of Common Stock, representing approximately 3.9% of Green Dot’s outstanding shares. As of the date hereof, Harvest Small Cap Partners directly owned 1,481,676 shares of Common Stock, representing approximately 2.9% of Green Dot’s outstanding shares. As of the date hereof, HSCP Strategic directly owned 1,000,000 shares of Common Stock, representing approximately 2.0% of Green Dot’s outstanding shares. As of the date hereof, Harvest Financial directly owned 51,825 shares of Common Stock, representing less than 1% of Green Dot’s outstanding shares.  As of the date hereof, 51,315 shares of Common Stock were held in the Harvest Capital Accounts, representing less than 1% of Green Dot’s outstanding shares.  Harvest Capital, as the investment manager of Harvest Small Cap Master and the investment adviser of the Harvest Capital Accounts and as the general partner of each of Harvest Small Cap Partners, HSCP Strategic and Harvest Financial, may be deemed the beneficial owner of an aggregate of 4,553,140 shares of Common Stock, representing approximately 9.0% of Green Dot’s outstanding shares, owned by Harvest Small Cap Master, Harvest Small Cap Partners, HSCP Strategic, and Harvest Financial and held in the Harvest Capital Accounts.  Mr. Destino, as a managing director of Harvest Capital and as a portfolio manager of Harvest Financial and as the manager of the Harvest Capital Accounts, may be deemed the beneficial owner of an aggregate of 103,140 shares of Common Stock, representing less than 1% of Green Dot’s outstanding shares, owned by Harvest Financial and held in the Harvest Capital Accounts.  As of the date hereof, 147,000 shares of Common Stock were held in certain family accounts of Mr. Osher (the “Osher Family Accounts”), representing less than 1% of Green Dot’s outstanding shares, which Mr. Osher may be deemed to beneficially own.  Mr. Osher, as a managing director of Harvest Capital and as a portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap Partners and HSCP Strategic, may be deemed the beneficial owner of an aggregate of 4,597,000 shares of Common Stock, representing approximately 9.1% of Green Dot’s outstanding shares, owned by Harvest Small Cap Master, Harvest Small Cap Partners and HSCP Strategic and held in the Osher Family Accounts. As of the date hereof, Mr. Baum directly owned 7,500 shares of Common Stock, representing less than 1% of Green Dot’s outstanding shares.

Each participant in this solicitation, as a member of the Group with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 4,715,690 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Harvest Small Cap Master, Harvest Small Cap Partners, HSCP Strategic, Harvest Financial, and held in the Harvest Capital Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted on Schedule I. The shares of Common Stock held in the Osher Family Accounts were purchased in the open market with personal funds. The shares of Common Stock purchased by each of Messrs. Baum, Fanlo and Livingston were purchased in the open market with personal funds.

Harvest Small Cap Master is short with respect to (i) 228,300 shares of Common Stock and (ii) 285,500 shares of Common Stock underlying American-style call options, which have an exercise price of $20.00 per share and expire on September 16, 2016.

Harvest Small Cap Partners is short with respect to (i) 171,700 shares of Common Stock and (ii) 214,500 shares of Common Stock underlying American-style call options, which have an exercise price of $20.00 per share and expire on September 16, 2016.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Harvest is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Harvest is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN  proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2017 Annual Meeting, be delivered to the Company’s Corporate Secretary at 3465 East Foothill Boulevard, Pasadena, California 91107 not later than December 20, 2016.

Under the Bylaws, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2017 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not later than 5:00 p.m. Pacific Time on March 9, 2017 nor earlier than 5:00 p.m. Pacific Time on February 7, 2017 and include in such notice the specific information required under the Bylaws.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2017 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Harvest that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C).  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Harvest Small Cap Partners Master, Ltd.

_________________, 2016

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Date of Purchase/Sale

HARVEST SMALL CAP PARTNERS MASTER, LTD.

Sale of Class A Common Stock	(4,099)	03/31/2014
Sale of Class A Common Stock	(7,128)	04/01/2014
Closing Out Short Sale Against the Box	646,683	04/01/2014
Sale of Class A Common Stock	(7,175)	04/02/2014
Sale of Class A Common Stock	(7,146)	04/03/2014
Sale of Class A Common Stock	(12,290)	04/04/2014
Sale of Class A Common Stock	(9,286)	04/07/2014
Sale of Class A Common Stock	(26,788)	04/08/2014
Sale of Class A Common Stock	(528)	04/16/2014
Sale of Class A Common Stock	(45)	04/17/2014
Sale of Class A Common Stock	(36,042)	04/22/2014
Sale of Class A Common Stock	(51,815)	04/23/2014
Sale of Class A Common Stock	(59,420)	04/24/2014
Sale of Class A Common Stock	(6,025)	04/25/2014
Sale of Class A Common Stock	(11,595)	04/28/2014
Sale of Class A Common Stock	(15,460)	04/29/2014
Sale of Class A Common Stock	(41,200)	04/30/2014
Purchase of Class A Common Stock	36,092	05/01/2014
Purchase of Class A Common Stock	8,992	05/02/2014
Purchase of Class A Common Stock	59,457	05/05/2014
Purchase of Class A Common Stock	23,972	05/06/2014
Purchase of Class A Common Stock	22,513	05/07/2014
Purchase of Class A Common Stock	7,950	05/08/2014
Purchase of Class A Common Stock	16,914	05/09/2014
Purchase of Class A Common Stock	7,413	05/12/2014
Purchase of Class A Common Stock	7,366	05/13/2014
Purchase of Class A Common Stock	7,484	05/14/2014
Purchase of Class A Common Stock	10,966	05/15/2014
Purchase of Class A Common Stock	10,100	05/16/2014
Purchase of Class A Common Stock	13,428	05/19/2014
Purchase of Class A Common Stock	7,306	05/20/2014
Purchase of Class A Common Stock	6,894	05/21/2014
Purchase of Class A Common Stock	9,788	05/23/2014
Purchase of Class A Common Stock	10,039	05/27/2014
Purchase of Class A Common Stock	2,272	06/02/2014
Purchase of Class A Common Stock	11,896	06/03/2014
Purchase of Class A Common Stock	1,695	06/04/2014
Purchase of Class A Common Stock	254	06/05/2014

Purchase of Class A Common Stock	711,056	06/25/2014
Short Sale of Class A Common Stock	(711,056)	06/25/2014
Purchase of Class A Common Stock	10,842	06/30/2014
Closing Out Short Sale Against the Box	711,056	07/01/2014
Sale of Class A Common Stock	(50)	07/16/2014
Sale of Class A Common Stock	(4,421)	07/17/2014
Sale of Class A Common Stock	(2,554)	07/23/2014
Sale of Class A Common Stock	(4,469)	07/24/2014
Sale of Class A Common Stock	(5,292)	07/25/2014
Sale of Class A Common Stock	(40,401)	07/28/2014
Purchase of Class A Common Stock	660	07/31/2014
Purchase of Class A Common Stock	43,807	08/01/2014
Purchase of Class A Common Stock	14,322	08/06/2014
Purchase of Class A Common Stock	10,674	08/07/2014
Purchase of Class A Common Stock	8,373	08/19/2014
Purchase of Class A Common Stock	346	08/20/2014
Purchase of Class A Common Stock	125	08/21/2014
Purchase of Class A Common Stock	2,915	08/25/2014
Purchase of Class A Common Stock	2,159	08/26/2014
Purchase of Class A Common Stock	13,133	09/03/2014
Purchase of Class A Common Stock	13,701	09/12/2014
Purchase of Class A Common Stock	6,170	09/15/2014
Purchase of Class A Common Stock	101,585	09/16/2014
Purchase of Class A Common Stock	15,598	09/17/2014
Purchase of Class A Common Stock	95,402	09/18/2014
Purchase of Class A Common Stock	118,484	09/19/2014
Sale of Class A Common Stock	(835)	09/19/2014
Purchase of Class A Common Stock	26,420	09/22/2014
Purchase of Class A Common Stock	901	09/23/2014
Purchase of Class A Common Stock	32,809	09/24/2014
Purchase of Class A Common Stock	5,879	09/25/2014
Purchase of Class A Common Stock	64,773	09/29/2014
Short Sale of Class A Common Stock	(61,000)	09/29/2014
Purchase of Class A Common Stock	23,970	09/30/2014
Purchase of Class A Common Stock	5,291	10/01/2014
Closing Out Short Sale Against the Box	61,000	10/03/2014
Purchase of Class A Common Stock	12,548	10/07/2014
Sale of Class A Common Stock	(747)	10/22/2014
Purchase of Class A Common Stock	12,853	10/29/2014
Purchase of Class A Common Stock	14,047	10/30/2014
Purchase of Class A Common Stock	280	10/31/2014
Sale of Class A Common Stock	(12,521)	10/31/2014
Purchase of March 2015 Call Option ($22.50 Strike Price)	58,9001	10/31/2014
Purchase of Class A Common Stock	6,053	11/04/2014
Purchase of Class A Common Stock	6,093	11/05/2014
Purchase of March 2015 Call Option ($22.50 Strike Price)	52,4001	11/05/2014

Purchase of March 2015 Call Option ($22.50 Strike Price)	55,6001	11/10/2014
Purchase of March 2015 Call Option ($20.00 Strike Price)	27,8001	11/12/2014
Purchase of March 2015 Call Option ($20.00 Strike Price)	27,8001	12/03/2014
Purchase of Class A Common Stock	13,684	12/08/2014
Purchase of March 2015 Call Option ($22.50 Strike Price)	27,8001	12/08/2014
Purchase of March 2015 Call Option ($22.50 Strike Price)	16,7001	12/09/2014
Purchase of Class A Common Stock	65,467	12/23/2014
Purchase of Class A Common Stock	241,945	12/24/2014
Short Sale of Class A Common Stock	(241,945)	12/24/2014
Purchase of March 2015 Call Option ($20.00 Strike Price)	13,4001	12/30/2014
Purchase of Class A Common Stock	55,093	12/31/2014
Closing Out Short Sale Against the Box	241,945	01/02/2015
Sale of March 2015 Call Option ($20.00 Strike Price)	(37,400)1	01/15/2015
Purchase of Class A Common Stock	450	01/20/2015
Sale of March 2015 Call Option ($20.00 Strike Price)	(31,600)1	01/20/2015
Purchase of Class A Common Stock	10,750	01/21/2015
Purchase of Class A Common Stock	160,240	01/30/2015
Purchase of Class A Common Stock	11,102	02/04/2015
Purchase of Class A Common Stock	11,104	02/05/2015
Purchase of Class A Common Stock	1,722	02/06/2015
Sale of Class A Common Stock	(71,529)	03/13/2015
Sale of Class A Common Stock	(48,404)	03/16/2015
Sale of Class A Common Stock	(7,525)	03/17/2015
Sale of Class A Common Stock	(2,733)	03/20/2015
Sale of Class A Common Stock	(25,668)	03/23/2015
Sale of Class A Common Stock	(292)	03/24/2015
Purchase of Class A Common Stock	249,546	03/25/2015
Sale of Class A Common Stock	(4,469)	03/25/2015
Short Sale of Class A Common Stock	(249,546)	03/25/2015
Closing Out Short Sale Against the Box	249,546	04/01/2015
Purchase of Class A Common Stock	19,605	04/30/2015
Purchase of Class A Common Stock	1,044	05/05/2015
Purchase of September 2015 Call Option ($12.50 Strike Price)	113,7002	05/08/2015
Sale of Class A Common Stock	(1,199)	05/12/2015
Sale of Class A Common Stock	(26,140)	05/13/2015
Sale of Class A Common Stock	(1,707)	05/14/2015
Sale of Class A Common Stock	(398)	05/15/2015
Sale of Class A Common Stock	(2,765)	05/18/2015
Sale of Class A Common Stock	(20,033)	05/19/2015
Sale of Class A Common Stock	(21,211)	05/20/2015

Sale of Class A Common Stock	(56,195)	05/21/2015
Sale of Class A Common Stock	(20,604)	05/22/2015
Sale of Class A Common Stock	(15,912)	05/26/2015
Sale of Class A Common Stock	(11,815)	05/27/2015
Sale of Class A Common Stock	(10,455)	05/28/2015
Sale of Class A Common Stock	(12,362)	05/29/2015
Sale of Class A Common Stock	(11,382)	06/01/2015
Sale of Class A Common Stock	(11,068)	06/02/2015
Sale of Class A Common Stock	(9,309)	06/03/2015
Sale of Class A Common Stock	(4,648)	06/04/2015
Sale of Class A Common Stock	(6,924)	06/05/2015
Sale of Class A Common Stock	(6,033)	06/08/2015
Sale of Class A Common Stock	(7,552)	06/09/2015
Sale of Class A Common Stock	(11,761)	06/10/2015
Sale of Class A Common Stock	(2,497)	06/11/2015
Sale of Class A Common Stock	(10,621)	06/12/2015
Sale of Class A Common Stock	(6,941)	06/15/2015
Sale of Class A Common Stock	(8,291)	06/16/2015
Sale of Class A Common Stock	(37,887)	06/17/2015
Sale of Class A Common Stock	(29,458)	06/18/2015
Sale of Class A Common Stock	(37,707)	06/19/2015
Purchase of Class A Common Stock	57	06/22/2015
Sale of Class A Common Stock	(17,230)	06/22/2015
Purchase of Class A Common Stock	20,102	06/25/2015
Purchase of Class A Common Stock	624,611	06/29/2015
Short Sale of Class A Common Stock	(610,617)	06/29/2015
Closing Out Short Sale Against the Box	610,617	07/02/2015
Purchase of Class A Common Stock	3,375	07/09/2015
Purchase of Class A Common Stock	12,679	07/10/2015
Purchase of Class A Common Stock	2,820	07/14/2015
Purchase of Class A Common Stock	2,857	07/15/2015
Purchase of Class A Common Stock	4,300	07/16/2015
Purchase of Class A Common Stock	4,118	07/17/2015
Purchase of Class A Common Stock	5,583	07/24/2015
Purchase of Class A Common Stock	5,687	07/27/2015
Purchase of Class A Common Stock	1,758	07/28/2015
Purchase of Class A Common Stock	15,426	07/31/2015
Purchase of Class A Common Stock	5,635	08/05/2015
Sale of Class A Common Stock	(10,733)	08/20/2015
Sale of Class A Common Stock	(3,930)	08/24/2015
Sale of Class A Common Stock	(17,616)	08/27/2015
Sale of Class A Common Stock	(12,176)	08/28/2015
Sale of Class A Common Stock	(18,094)	09/08/2015
Exercise of September 2015 Call Option ($12.50 Strike Price)	113,7003	09/18/2015
Purchase of Class A Common Stock	455,546	09/28/2015
Short Sale of Class A Common Stock	(455,367)	09/28/2015
Closing Out Short Sale Against the Box	455,367	10/02/2015
Purchase of Class A Common Stock	129,514	11/06/2015

Purchase of Class A Common Stock	5,695	11/09/2015
Purchase of Class A Common Stock	6,239	11/10/2015
Purchase of Class A Common Stock	23,312	11/11/2015
Purchase of Class A Common Stock	19,095	11/12/2015
Purchase of Class A Common Stock	14,225	11/13/2015
Purchase of Class A Common Stock	24,335	11/16/2015
Purchase of Class A Common Stock	14,217	11/17/2015
Purchase of Class A Common Stock	14,607	11/18/2015
Purchase of Class A Common Stock	10,647	11/19/2015
Purchase of Class A Common Stock	5,679	11/20/2015
Purchase of Class A Common Stock	7,383	11/23/2015
Purchase of Class A Common Stock	5,808	11/24/2015
Purchase of Class A Common Stock	4,403	11/25/2015
Purchase of Class A Common Stock	5,163	11/27/2015
Purchase of Class A Common Stock	4,745	11/30/2015
Purchase of Class A Common Stock	9,000	12/01/2015
Purchase of Class A Common Stock	11,996	12/02/2015
Purchase of Class A Common Stock	24,542	12/03/2015
Purchase of Class A Common Stock	7,357	12/04/2015
Purchase of Class A Common Stock	16,337	12/07/2015
Purchase of Class A Common Stock	13,403	12/08/2015
Purchase of Class A Common Stock	16,793	12/09/2015
Purchase of Class A Common Stock	4,004	12/10/2015
Purchase of Class A Common Stock	9,222	12/11/2015
Purchase of Class A Common Stock	3,926	12/14/2015
Purchase of Class A Common Stock	4,567	12/15/2015
Purchase of Class A Common Stock	4,252	12/17/2015
Purchase of Class A Common Stock	27,557	12/18/2015
Purchase of Class A Common Stock	4,605	12/21/2015
Purchase of Class A Common Stock	4,560	12/22/2015
Purchase of Class A Common Stock	4,538	12/23/2015
Purchase of Class A Common Stock	4,572	12/24/2015
Purchase of Class A Common Stock	4,584	12/28/2015
Purchase of Class A Common Stock	4,532	12/29/2015
Purchase of Class A Common Stock	4,561	12/30/2015
Purchase of Class A Common Stock	18,025	12/31/2015
Purchase of Class A Common Stock	9,811	01/04/2016
Purchase of Class A Common Stock	4,395	01/05/2016
Purchase of Class A Common Stock	11,975	01/06/2016
Purchase of Class A Common Stock	30,467	01/07/2016
Purchase of Class A Common Stock	18,954	01/08/2016
Purchase of Class A Common Stock	5,232	01/14/2016
Purchase of Class A Common Stock	14,429	01/15/2016
Purchase of Class A Common Stock	57,926	01/19/2016
Purchase of Class A Common Stock	16,495	01/20/2016
Purchase of September 2016 Call Option ($15.00 Strike Price)	285,5004	01/20/2016
Short Sale of September 2016 Call Option ($20.00 Strike Price)	(285,500)4	01/20/2016

Purchase of Class A Common Stock	10,854	01/21/2016
Purchase of Class A Common Stock	10,539	01/22/2016
Purchase of Class A Common Stock	2,880	02/11/2016
Purchase of Class A Common Stock	22,596	02/25/2016
Exercise of September 2016 Call Option ($15.00 Strike Price)	285,5005	03/23/2016
Short Sale of April 2016 Call Option ($22.50 Strike Price)	(57,100)6	03/23/2016
Purchase of April 2016 Put Option ($30.00 Strike Price)	228,3007	03/29/2016
Short Sale of April 2016 Call Option ($30.00 Strike Price)	(228,300)6	03/29/2016
Purchase of Class A Common Stock	228,300	03/29/2016
Exercise of April 2016 Put Option ($30.00 Strike Price)	(228,300)8	04/15/2016

HARVEST SMALL CAP PARTNERS, LP

Sale of Class A Common Stock	(3,241)	03/31/2014
Sale of Class A Common Stock	(7,368)	04/01/2014
Closing Out Short Sale Against the Box	517,985	04/01/2014
Sale of Class A Common Stock	(4,493)	04/02/2014
Sale of Class A Common Stock	(5,727)	04/03/2014
Sale of Class A Common Stock	(9,822)	04/04/2014
Sale of Class A Common Stock	(7,426)	04/07/2014
Sale of Class A Common Stock	(21,157)	04/08/2014
Sale of Class A Common Stock	(50)	04/11/2014
Sale of Class A Common Stock	(622)	04/16/2014
Sale of Class A Common Stock	(55)	04/17/2014
Sale of Class A Common Stock	(28,818)	04/22/2014
Sale of Class A Common Stock	(41,430)	04/23/2014
Sale of Class A Common Stock	(47,512)	04/24/2014
Sale of Class A Common Stock	(4,817)	04/25/2014
Sale of Class A Common Stock	(9,270)	04/28/2014
Sale of Class A Common Stock	(12,357)	04/29/2014
Sale of Class A Common Stock	(32,939)	04/30/2014
Purchase of Class A Common Stock	28,850	05/01/2014
Purchase of Class A Common Stock	7,203	05/02/2014
Purchase of Class A Common Stock	47,547	05/05/2014
Purchase of Class A Common Stock	19,184	05/06/2014
Purchase of Class A Common Stock	17,990	05/07/2014
Purchase of Class A Common Stock	6,353	05/08/2014
Purchase of Class A Common Stock	13,548	05/09/2014
Purchase of Class A Common Stock	5,928	05/12/2014
Purchase of Class A Common Stock	5,906	05/13/2014
Purchase of Class A Common Stock	5,994	05/14/2014
Purchase of Class A Common Stock	8,770	05/15/2014
Purchase of Class A Common Stock	8,080	05/16/2014
Purchase of Class A Common Stock	10,740	05/19/2014
Purchase of Class A Common Stock	5,870	05/20/2014
Purchase of Class A Common Stock	5,507	05/21/2014

Purchase of Class A Common Stock	7,828	05/23/2014
Purchase of Class A Common Stock	8,028	05/27/2014
Purchase of Class A Common Stock	1,728	06/02/2014
Purchase of Class A Common Stock	9,581	06/03/2014
Purchase of Class A Common Stock	1,361	06/04/2014
Purchase of Class A Common Stock	190	06/05/2014
Purchase of Class A Common Stock	568,944	06/25/2014
Short Sale of Class A Common Stock	(568,944)	06/25/2014
Purchase of Class A Common Stock	5,181	06/30/2014
Closing Out Short Sale Against the Box	568,944	07/01/2014
Sale of Class A Common Stock	(831)	07/17/2014
Sale of Class A Common Stock	(1,980)	07/23/2014
Sale of Class A Common Stock	(3,474)	07/24/2014
Sale of Class A Common Stock	(4,245)	07/25/2014
Sale of Class A Common Stock	(32,283)	07/28/2014
Purchase of Class A Common Stock	575	07/31/2014
Purchase of Class A Common Stock	34,958	08/01/2014
Purchase of Class A Common Stock	11,501	08/06/2014
Purchase of Class A Common Stock	8,503	08/07/2014
Purchase of Class A Common Stock	6,627	08/19/2014
Purchase of Class A Common Stock	254	08/20/2014
Purchase of Class A Common Stock	125	08/21/2014
Purchase of Class A Common Stock	2,335	08/25/2014
Purchase of Class A Common Stock	1,741	08/26/2014
Purchase of Class A Common Stock	11,867	09/03/2014
Purchase of Class A Common Stock	11,050	09/12/2014
Purchase of Class A Common Stock	4,925	09/15/2014
Purchase of Class A Common Stock	81,393	09/16/2014
Purchase of Class A Common Stock	12,649	09/17/2014
Purchase of Class A Common Stock	76,530	09/18/2014
Purchase of Class A Common Stock	95,049	09/19/2014
Sale of Class A Common Stock	(673)	09/19/2014
Purchase of Class A Common Stock	21,164	09/22/2014
Purchase of Class A Common Stock	726	09/23/2014
Purchase of Class A Common Stock	26,357	09/24/2014
Purchase of Class A Common Stock	4,716	09/25/2014
Purchase of Class A Common Stock	52,027	09/29/2014
Short Sale of Class A Common Stock	(49,000)	09/29/2014
Purchase of Class A Common Stock	19,230	09/30/2014
Purchase of Class A Common Stock	4,209	10/01/2014
Closing Out Short Sale Against the Box	49,000	10/03/2014
Purchase of Class A Common Stock	5,861	10/07/2014
Sale of Class A Common Stock	(504)	10/22/2014
Purchase of Class A Common Stock	10,219	10/29/2014
Purchase of Class A Common Stock	11,223	10/30/2014
Purchase of Class A Common Stock	220	10/31/2014
Sale of Class A Common Stock	(9,979)	10/31/2014
Purchase of March 2015 Call Option $(22.50 Strike Price)	46,9001	10/31/2014

Purchase of Class A Common Stock	4,997	11/04/2014
Purchase of Class A Common Stock	4,857	11/05/2014
Purchase of March 2015 Call Option $(22.50 Strike Price)	41,8001	11/05/2014
Purchase of March 2015 Call Option $(22.50 Strike Price)	44,4001	11/10/2014
Purchase of March 2015 Call Option $(20.00 Strike Price)	22,2001	11/12/2014
Purchase of March 2015 Call Option $(20.00 Strike Price)	22,2001	12/03/2014
Purchase of Class A Common Stock	11,316	12/08/2014
Purchase of March 2015 Call Option $(22.50 Strike Price)	22,2001	12/08/2014
Purchase of March 2015 Call Option $(22.50 Strike Price)	13,3001	12/09/2014
Purchase of Class A Common Stock	52,380	12/23/2014
Purchase of Class A Common Stock	193,055	12/24/2014
Short Sale of Class A Common Stock	(193,055)	12/24/2014
Purchase of March 2015 Call Option $(20.00 Strike Price)	9,1001	12/30/2014
Purchase of Class A Common Stock	17,060	12/31/2014
Closing Out Short Sale Against the Box	193,055	01/02/2015
Sale of March 2015 Call Option $(20.00 Strike Price)	(29,000)1	01/15/2015
Purchase of Class A Common Stock	504	01/20/2015
Sale of March 2015 Call Option $(20.00 Strike Price)	(24,500)1	01/20/2015
Purchase of Class A Common Stock	12,025	01/21/2015
Purchase of Class A Common Stock	126,031	01/30/2015
Purchase of Class A Common Stock	8,898	02/04/2015
Purchase of Class A Common Stock	8,896	02/05/2015
Purchase of Class A Common Stock	1,378	02/06/2015
Sale of Class A Common Stock	(50,997)	03/13/2015
Sale of Class A Common Stock	(34,505)	03/16/2015
Sale of Class A Common Stock	(5,364)	03/17/2015
Sale of Class A Common Stock	(1,947)	03/20/2015
Sale of Class A Common Stock	(18,280)	03/23/2015
Sale of Class A Common Stock	(208)	03/24/2015
Purchase of Class A Common Stock	200,454	03/25/2015
Sale of Class A Common Stock	(3,529)	03/25/2015
Short Sale of Class A Common Stock	(200,454)	03/25/2015
Sale of Class A Common Stock	(17,650)	03/31/2015
Closing Out Short Sale Against the Box	200,454	04/01/2015
Purchase of Class A Common Stock	5,395	04/30/2015
Purchase of Class A Common Stock	1,156	05/05/2015
Purchase of September 2015 Call Option $(12.50 Strike Price)	86,3002	05/08/2015
Sale of Class A Common Stock	(1,001)	05/12/2015
Sale of Class A Common Stock	(19,801)	05/13/2015

Sale of Class A Common Stock	(1,295)	05/14/2015
Sale of Class A Common Stock	(302)	05/15/2015
Sale of Class A Common Stock	(2,210)	05/18/2015
Sale of Class A Common Stock	(15,255)	05/19/2015
Sale of Class A Common Stock	(16,235)	05/20/2015
Sale of Class A Common Stock	(42,640)	05/21/2015
Sale of Class A Common Stock	(15,607)	05/22/2015
Sale of Class A Common Stock	(11,988)	05/26/2015
Sale of Class A Common Stock	(8,972)	05/27/2015
Sale of Class A Common Stock	(8,050)	05/28/2015
Sale of Class A Common Stock	(9,179)	05/29/2015
Sale of Class A Common Stock	(6,936)	06/01/2015
Sale of Class A Common Stock	(8,318)	06/02/2015
Sale of Class A Common Stock	(7,091)	06/03/2015
Sale of Class A Common Stock	(3,539)	06/04/2015
Sale of Class A Common Stock	(5,176)	06/05/2015
Sale of Class A Common Stock	(4,704)	06/08/2015
Sale of Class A Common Stock	(5,749)	06/09/2015
Sale of Class A Common Stock	(8,939)	06/10/2015
Sale of Class A Common Stock	(1,887)	06/11/2015
Sale of Class A Common Stock	(8,087)	06/12/2015
Sale of Class A Common Stock	(5,259)	06/15/2015
Sale of Class A Common Stock	(6,311)	06/16/2015
Sale of Class A Common Stock	(28,841)	06/17/2015
Sale of Class A Common Stock	(22,443)	06/18/2015
Sale of Class A Common Stock	(28,664)	06/19/2015
Purchase of Class A Common Stock	43	06/22/2015
Sale of Class A Common Stock	(13,118)	06/22/2015
Purchase of Class A Common Stock	15,300	06/25/2015
Purchase of Class A Common Stock	475,389	06/29/2015
Short Sale of Class A Common Stock	(464,383)	06/29/2015
Closing Out Short Sale Against the Box	464,383	07/02/2015
Purchase of Class A Common Stock	8,946	07/10/2015
Purchase of Class A Common Stock	2,180	07/14/2015
Purchase of Class A Common Stock	2,143	07/15/2015
Purchase of Class A Common Stock	3,200	07/16/2015
Purchase of Class A Common Stock	3,382	07/17/2015
Purchase of Class A Common Stock	4,215	07/24/2015
Purchase of Class A Common Stock	4,313	07/27/2015
Purchase of Class A Common Stock	3,444	07/28/2015
Purchase of Class A Common Stock	9,574	07/31/2015
Purchase of Class A Common Stock	3,565	08/05/2015
Sale of Class A Common Stock	(7,467)	08/20/2015
Sale of Class A Common Stock	(2,980)	08/24/2015
Sale of Class A Common Stock	(13,485)	08/27/2015
Sale of Class A Common Stock	(9,224)	08/28/2015
Sale of Class A Common Stock	(13,495)	09/08/2015
Exercise of September 2015 Call Option $(12.50 Strike Price)	86,3003	09/18/2015

Purchase of Class A Common Stock	344,454	09/28/2015
Short Sale of Class A Common Stock	(344,633)	09/28/2015
Closing Out Short Sale Against the Box	344,633	10/02/2015
Purchase of Class A Common Stock	99,986	11/06/2015
Purchase of Class A Common Stock	4,305	11/09/2015
Purchase of Class A Common Stock	4,761	11/10/2015
Purchase of Class A Common Stock	17,688	11/11/2015
Purchase of Class A Common Stock	14,505	11/12/2015
Purchase of Class A Common Stock	10,831	11/13/2015
Purchase of Class A Common Stock	18,459	11/16/2015
Purchase of Class A Common Stock	10,783	11/17/2015
Purchase of Class A Common Stock	11,131	11/18/2015
Purchase of Class A Common Stock	8,133	11/19/2015
Purchase of Class A Common Stock	4,321	11/20/2015
Purchase of Class A Common Stock	5,617	11/23/2015
Purchase of Class A Common Stock	3,192	11/24/2015
Purchase of Class A Common Stock	4,597	11/25/2015
Purchase of Class A Common Stock	3,837	11/27/2015
Purchase of Class A Common Stock	4,255	11/30/2015
Purchase of Class A Common Stock	5,125	12/02/2015
Purchase of Class A Common Stock	18,458	12/03/2015
Purchase of Class A Common Stock	5,643	12/04/2015
Purchase of Class A Common Stock	12,177	12/07/2015
Purchase of Class A Common Stock	10,056	12/08/2015
Purchase of Class A Common Stock	12,572	12/09/2015
Purchase of Class A Common Stock	2,996	12/10/2015
Purchase of Class A Common Stock	6,877	12/11/2015
Purchase of Class A Common Stock	3,074	12/14/2015
Purchase of Class A Common Stock	3,433	12/15/2015
Purchase of Class A Common Stock	3,248	12/17/2015
Purchase of Class A Common Stock	20,638	12/18/2015
Purchase of Class A Common Stock	3,395	12/21/2015
Purchase of Class A Common Stock	3,440	12/22/2015
Purchase of Class A Common Stock	3,462	12/23/2015
Purchase of Class A Common Stock	3,428	12/24/2015
Purchase of Class A Common Stock	3,416	12/28/2015
Purchase of Class A Common Stock	3,468	12/29/2015
Purchase of Class A Common Stock	3,439	12/30/2015
Purchase of Class A Common Stock	13,975	12/31/2015
Purchase of Class A Common Stock	8,189	01/04/2016
Purchase of Class A Common Stock	3,605	01/05/2016
Purchase of Class A Common Stock	8,725	01/06/2016
Purchase of Class A Common Stock	22,925	01/07/2016
Purchase of Class A Common Stock	14,233	01/08/2016
Purchase of Class A Common Stock	4,071	01/14/2016
Purchase of Class A Common Stock	10,771	01/15/2016
Purchase of Class A Common Stock	43,974	01/19/2016
Purchase of Class A Common Stock	12,405	01/20/2016

Purchase of September 2016 Call Option $(15 Strike Price)	214,5004	01/20/2016
Short Sale of September 2016 Call Option $(20 Strike Price)	(214,500)4	01/20/2016
Purchase of Class A Common Stock	8,146	01/21/2016
Purchase of Class A Common Stock	7,905	01/22/2016
Purchase of Class A Common Stock	2,401	02/08/2016
Purchase of Class A Common Stock	2,384	02/11/2016
Purchase of Class A Common Stock	16,992	02/25/2016
Exercise of September 2016 Call Option $(15.00 Strike Price)	214,5005	03/23/2016
Short Sale of April 2016 Call Option $(22.50 Strike Price)	(42,900)6	03/23/2016
Purchase of April 2016 Put Option $(30.00 Strike Price)	171,7007	03/29/2016
Short Sale of April 2016 Call Option $(30.00 Strike Price)	(171,700)6	03/29/2016
Purchase of Class A Common Stock	171,700	03/29/2016
Exercise of April 2016 Put Option ($30.00 Strike Price)	(171,700)8	04/15/2016

HSCP STRATEGIC I, L.P.

Purchase of Class A Common Stock	160,113	02/26/2016
Purchase of Class A Common Stock	115,153	02/29/2016
Purchase of Class A Common Stock	25,000	03/01/2016
Purchase of Class A Common Stock	48,821	03/03/2016
Purchase of Class A Common Stock	41,422	03/04/2016
Purchase of Class A Common Stock	57,023	03/07/2016
Purchase of Class A Common Stock	12,000	03/08/2016
Purchase of Class A Common Stock	22,300	03/09/2016
Purchase of Class A Common Stock	35,300	03/10/2016
Purchase of Class A Common Stock	63,733	03/11/2016
Purchase of Class A Common Stock	96,200	03/14/2016
Purchase of Class A Common Stock	25,000	03/15/2016
Purchase of Class A Common Stock	41,775	03/16/2016
Purchase of Class A Common Stock	15,000	03/18/2016
Purchase of Class A Common Stock	15,000	03/21/2016
Purchase of Class A Common Stock	25,000	03/22/2016
Purchase of Class A Common Stock	106,060	03/23/2016
Purchase of Class A Common Stock	32,800	03/24/2016
Purchase of Class A Common Stock	62,300	03/28/2016

HARVEST FINANCIAL PARTNERS, LP

Purchase of Class A Common Stock	4,890	09/24/2014
Sale of Class A Common Stock	(4,890)	09/24/2014
Short Sale of Class A Common Stock	(1,300)	09/24/2014
Purchase of December 2014 Call Option ($25.00 Strike Price)	1,3009	09/24/2014

Purchase to Cover Short Sale of Class A Common Stock	1,300	09/25/2014
Purchase of Class A Common Stock	5,000	10/15/2014
Sale of Class A Common Stock	(5,000)	10/15/2014
Purchase of Class A Common Stock	2,981	10/16/2014
Purchase of Class A Common Stock	1,641	10/17/2014
Purchase of Class A Common Stock	1,167	10/20/2014
Purchase of Class A Common Stock	149	10/22/2014
Purchase of Class A Common Stock	149	10/24/2014
Purchase of Class A Common Stock	2,087	10/28/2014
Purchase of Class A Common Stock	1,193	10/29/2014
Purchase of Class A Common Stock	974	10/31/2014
Purchase of Class A Common Stock	1,307	11/03/2014
Purchase of Class A Common Stock	1,056	11/04/2014
Purchase of Class A Common Stock	238	11/05/2014
Purchase of Class A Common Stock	378	11/17/2014
Sale of Class A Common Stock	(603)	12/12/2014
Sale of Class A Common Stock	(1,026)	12/17/2014
Sale of Class A Common Stock	(1,699)	01/06/2015
Sale of Class A Common Stock	(663)	01/29/2015
Sale of Class A Common Stock	(1,088)	01/30/2015
Purchase of Class A Common Stock	75	02/27/2015
Sale of Class A Common Stock	(378)	03/11/2015
Purchase of Class A Common Stock	187	04/10/2015
Sale of Class A Common Stock	(278)	06/09/2015
Sale of Class A Common Stock	(370)	06/10/2015
Purchase of Class A Common Stock	1,245	06/23/2015
Sale of Class A Common Stock	(1,995)	06/23/2015
Purchase of Class A Common Stock	1,424	06/24/2015
Purchase of Class A Common Stock	171	06/25/2015
Purchase of Class A Common Stock	1,234	06/26/2015
Sale of Class A Common Stock	(190)	06/26/2015
Purchase of Class A Common Stock	1,519	06/29/2015
Purchase of Class A Common Stock	569	06/30/2015
Purchase of Class A Common Stock	6	07/08/2015
Sale of Class A Common Stock	(947)	07/29/2015
Purchase of Class A Common Stock	2,665	08/03/2015
Purchase of Class A Common Stock	1,689	08/04/2015
Purchase of Class A Common Stock	3,743	08/05/2015
Purchase of Class A Common Stock	844	08/06/2015
Purchase of Class A Common Stock	1,467	09/01/2015
Purchase of Class A Common Stock	870	10/14/2015
Sale of Class A Common Stock	(702)	10/19/2015
Sale of Class A Common Stock	(387)	11/02/2015
Sale of Class A Common Stock	(65)	11/03/2015
Sale of Class A Common Stock	(3,764)	11/05/2015
Purchase of Class A Common Stock	1,263	11/06/2015
Sale of Class A Common Stock	(552)	11/06/2015
Purchase of Class A Common Stock	553	11/11/2015

Purchase of Class A Common Stock	9,222	11/20/2015
Purchase of Class A Common Stock	959	11/23/2015
Purchase of Class A Common Stock	222	11/24/2015
Purchase of Class A Common Stock	935	11/25/2015
Purchase of Class A Common Stock	1,475	11/30/2015
Purchase of Class A Common Stock	452	12/01/2015
Purchase of Class A Common Stock	11,369	12/02/2015
Purchase of Class A Common Stock	3,942	01/27/2016
Purchase of Class A Common Stock	1,287	02/05/2016
Purchase of Class A Common Stock	1,041	02/08/2016
Purchase of Class A Common Stock	125	02/11/2016
Purchase of Class A Common Stock	300	02/12/2016
Short Sale of March 2016 Call Option ($20.00 Strike Price)	(2,000)10	02/17/2016
Assignment of March 2016 Call Option ($20.00 Strike Price)	(2,000)11	03/18/2016
Purchase of Class A Common Stock	1,246	04/14/2016
Purchase of Class A Common Stock	2,179	04/15/2016
Purchase of Class A Common Stock	934	04/18/2016

HARVEST CAPITAL STRATEGIES LLC
(Through the Harvest Capital Accounts)

Sale of Class A Common Stock	(1,921)	03/31/2014
Sale of Class A Common Stock	(972)	04/02/2014
Sale of Class A Common Stock	(333)	04/04/2014
Sale of Class A Common Stock	(1,527)	04/08/2014
Sale of Class A Common Stock	(1,665)	04/09/2014
Sale of Class A Common Stock	(11,797)	04/10/2014
Sale of Class A Common Stock	(1,327)	04/11/2014
Sale of Class A Common Stock	(2,290)	04/16/2014
Sale of Class A Common Stock	(1,388)	04/17/2014
Purchase of Class A Common Stock	136	05/01/2014
Sale of Class A Common Stock	(592)	05/01/2014
Sale of Class A Common Stock	(3,382)	05/13/2014
Sale of Class A Common Stock	(5,311)	05/19/2014
Sale of Class A Common Stock	(2,713)	05/21/2014
Purchase of Class A Common Stock	7	06/30/2014
Purchase of Class A Common Stock	8	07/01/2014
Sale of Class A Common Stock	(28)	07/24/2014
Sale of Class A Common Stock	(610)	07/25/2014
Sale of Class A Common Stock	(2,172)	07/29/2014
Purchase of Class A Common Stock	1,610	09/24/2014
Sale of Class A Common Stock	(1,610)	09/24/2014
Short Sale of Class A Common Stock	(3,100)	09/24/2014
Purchase of December 2014 Call Option ($25.00 Strike Price)	3,1009	09/24/2014
Purchase to Cover Short Sale of Class A Common Stock	3,100	09/25/2014
Purchase of Class A Common Stock	7,019	10/16/2014
Purchase of Class A Common Stock	3,859	10/17/2014
Purchase of Class A Common Stock	2,744	10/20/2014

Purchase of Class A Common Stock	351	10/22/2014
Purchase of Class A Common Stock	351	10/24/2014
Purchase of Class A Common Stock	4,913	10/28/2014
Purchase of Class A Common Stock	2,807	10/29/2014
Purchase of Class A Common Stock	2,276	10/31/2014
Purchase of Class A Common Stock	2,943	11/03/2014
Purchase of Class A Common Stock	2,444	11/04/2014
Purchase of Class A Common Stock	262	11/05/2014
Purchase of Class A Common Stock	872	11/17/2014
Sale of Class A Common Stock	(1,397)	12/12/2014
Sale of Class A Common Stock	(2,376)	12/17/2014
Sale of Class A Common Stock	(4,051)	01/06/2015
Sale of Class A Common Stock	(2,337)	01/29/2015
Sale of Class A Common Stock	(2,412)	01/30/2015
Sale of Class A Common Stock	(75)	02/27/2015
Sale of Class A Common Stock	(622)	03/11/2015
Sale of Class A Common Stock	(1,053)	03/13/2015
Sale of Class A Common Stock	(3,000)	03/26/2015
Purchase of Class A Common Stock	313	04/10/2015
Sale of Class A Common Stock	(472)	06/09/2015
Sale of Class A Common Stock	(630)	06/10/2015
Purchase of Class A Common Stock	1,505	06/23/2015
Sale of Class A Common Stock	(3,255)	06/23/2015
Purchase of Class A Common Stock	2,326	06/24/2015
Purchase of Class A Common Stock	279	06/25/2015
Purchase of Class A Common Stock	2,016	06/26/2015
Sale of Class A Common Stock	(310)	06/26/2015
Purchase of Class A Common Stock	2,481	06/29/2015
Purchase of Class A Common Stock	931	06/30/2015
Purchase of Class A Common Stock	94	07/08/2015
Sale of Class A Common Stock	(1,553)	07/29/2015
Purchase of Class A Common Stock	3,643	08/03/2015
Purchase of Class A Common Stock	2,311	08/04/2015
Purchase of Class A Common Stock	2,262	08/05/2015
Purchase of Class A Common Stock	1,156	08/06/2015
Purchase of Class A Common Stock	6,533	09/01/2015
Purchase of Class A Common Stock	1,380	10/14/2015
Sale of Class A Common Stock	(1,113)	10/19/2015
Sale of Class A Common Stock	(613)	11/02/2015
Sale of Class A Common Stock	(3,836)	11/05/2015
Purchase of Class A Common Stock	2,166	11/06/2015
Sale of Class A Common Stock	(948)	11/06/2015
Purchase of Class A Common Stock	947	11/11/2015
Purchase of Class A Common Stock	15,778	11/20/2015
Purchase of Class A Common Stock	1,641	11/23/2015
Purchase of Class A Common Stock	378	11/24/2015
Purchase of Class A Common Stock	1,600	11/25/2015
Purchase of Class A Common Stock	2,525	11/30/2015
Purchase of Class A Common Stock	798	12/01/2015

Purchase of Class A Common Stock	13,631	12/02/2015
Sale of Class A Common Stock	(7,000)	01/25/2016
Purchase of Class A Common Stock	5,058	01/27/2016
Sale of Class A Common Stock	(5,000)	01/29/2016
Purchase of Class A Common Stock	1,459	02/08/2016
Purchase of Class A Common Stock	175	02/11/2016
Sale of Class A Common Stock	(2,500)	04/14/2016
Purchase of Class A Common Stock	754	04/14/2016
Sale of Class A Common Stock	(8,000)	04/15/2016
Purchase of Class A Common Stock	1,321	04/15/2016
Sale of Class A Common Stock	(3,000)	04/18/2016
Purchase of Class A Common Stock	566	04/18/2016

HARVEST FRANCHISE FUND MASTER, LP12

Sale of Class A Common Stock	(3,640)	03/31/2014
Sale of Class A Common Stock	(7,190)	04/01/2014
Sale of Class A Common Stock	(5,786)	04/02/2014
Sale of Class A Common Stock	(6,385)	04/03/2014
Sale of Class A Common Stock	(10,966)	04/04/2014
Sale of Class A Common Stock	(8,288)	04/07/2014
Sale of Class A Common Stock	(23,779)	04/08/2014
Sale of Class A Common Stock	(50)	04/11/2014
Sale of Class A Common Stock	(1,150)	04/16/2014
Sale of Class A Common Stock	(100)	04/17/2014
Sale of Class A Common Stock	(64,859)	04/22/2014
Sale of Class A Common Stock	(31,797)	04/23/2014
Sale of Class A Common Stock	(36,464)	04/24/2014
Sale of Class A Common Stock	(3,697)	04/25/2014
Sale of Class A Common Stock	(7,115)	04/28/2014
Sale of Class A Common Stock	(9,486)	04/29/2014
Sale of Class A Common Stock	(25,282)	04/30/2014
Purchase of Class A Common Stock	25,977	05/01/2014
Purchase of Class A Common Stock	6,478	05/02/2014
Purchase of Class A Common Stock	48,603	05/05/2014
Purchase of Class A Common Stock	19,602	05/06/2014
Purchase of Class A Common Stock	18,397	05/07/2014
Purchase of Class A Common Stock	6,497	05/08/2014
Purchase of Class A Common Stock	13,838	05/09/2014
Purchase of Class A Common Stock	6,059	05/12/2014
Purchase of Class A Common Stock	6,028	05/13/2014
Purchase of Class A Common Stock	6,122	05/14/2014
Purchase of Class A Common Stock	8,964	05/15/2014
Purchase of Class A Common Stock	7,622	05/16/2014
Purchase of Class A Common Stock	10,132	05/19/2014
Purchase of Class A Common Stock	5,524	05/20/2014
Purchase of Class A Common Stock	5,199	05/21/2014
Purchase of Class A Common Stock	7,384	05/23/2014
Purchase of Class A Common Stock	7,574	05/27/2014
Purchase of Class A Common Stock	3,000	06/02/2014
Purchase of Class A Common Stock	16,382	06/03/2014
Purchase of Class A Common Stock	2,444	06/04/2014
Purchase of Class A Common Stock	356	06/05/2014
Purchase of Class A Common Stock	12,818	06/30/2014
Sale of Class A Common Stock	(50)	07/16/2014

Sale of Class A Common Stock	(5,252)	07/17/2014
Sale of Class A Common Stock	(4,535)	07/23/2014
Sale of Class A Common Stock	(5,300)	07/24/2014
Sale of Class A Common Stock	(6,364)	07/25/2014
Sale of Class A Common Stock	(48,499)	07/28/2014
Purchase of Class A Common Stock	55,000	08/01/2014
Purchase of Class A Common Stock	11,477	08/06/2014
Purchase of Class A Common Stock	8,523	08/07/2014
Purchase of Class A Common Stock	15,000	08/19/2014
Purchase of Class A Common Stock	600	08/20/2014
Purchase of Class A Common Stock	250	08/21/2014
Purchase of Class A Common Stock	5,249	08/25/2014
Purchase of Class A Common Stock	3,901	08/26/2014
Purchase of Class A Common Stock	25,000	09/03/2014
Purchase of Class A Common Stock	9,685	09/12/2014
Purchase of Class A Common Stock	4,341	09/15/2014
Purchase of Class A Common Stock	71,600	09/16/2014
Purchase of Class A Common Stock	11,053	09/17/2014
Purchase of Class A Common Stock	53,050	09/18/2014
Purchase of Class A Common Stock	55,976	09/19/2014
Purchase of Class A Common Stock	17,716	09/22/2014
Purchase of Class A Common Stock	606	09/23/2014
Purchase of Class A Common Stock	20,834	09/24/2014
Purchase of Class A Common Stock	5,139	09/25/2014
Purchase of Class A Common Stock	6,800	09/29/2014
Purchase of Class A Common Stock	18,200	09/30/2014
Purchase of Class A Common Stock	9,500	10/01/2014
Purchase of Class A Common Stock	11,591	10/07/2014
Sale of Class A Common Stock	(1,252)	10/22/2014
Purchase of Class A Common Stock	23,073	10/29/2014
Purchase of Class A Common Stock	7,088	10/30/2014
Sale of Class A Common Stock	(22,500)	10/31/2014
Purchase of Class A Common Stock	11,050	11/04/2014
Purchase of Class A Common Stock	11,450	11/05/2014
Sale of Class A Common Stock	(35,508)	11/25/2014
Sale of Class A Common Stock	(33,141)	11/26/2014
Sale of Class A Common Stock	(31,402)	12/02/2014
Sale of Class A Common Stock	(72,300)	12/03/2014
Sale of Class A Common Stock	(34,108)	12/04/2014
Sale of Class A Common Stock	(65,000)	12/05/2014
Sale of Class A Common Stock	(59,500)	12/08/2014
Sale of Class A Common Stock	(94,041)	12/09/2014
Sale of Class A Common Stock	(42,398)	12/10/2014
Sale of Class A Common Stock	(24,953)	12/11/2014
Sale of Class A Common Stock	(80,358)	12/16/2014
Sale of Class A Common Stock	(9,743)	12/17/2014
Sale of Class A Common Stock	(34,107)	12/18/2014
Sale of Class A Common Stock	(5,500)	12/19/2014
Sale of Class A Common Stock	(2,941)	12/22/2014

HARVEST OPPORTUNITY PARTNERS II, LP 12

Sale of Class A Common Stock	(5,012)	03/31/2014
Sale of Class A Common Stock	(30,337)	04/10/2014
Sale of Class A Common Stock	(3,412)	04/11/2014
Sale of Class A Common Stock	(5,889)	04/16/2014
Sale of Class A Common Stock	(3,569)	04/17/2014
Sale of Class A Common Stock	(2,498)	04/02/2014
Sale of Class A Common Stock	(856)	04/04/2014
Sale of Class A Common Stock	(3,926)	04/08/2014
Sale of Class A Common Stock	(4,283)	04/09/2014
Sale of Class A Common Stock	(1,542)	05/01/2014
Sale of Class A Common Stock	(8,610)	05/13/2014
Sale of Class A Common Stock	(13,519)	05/19/2014
Sale of Class A Common Stock	(6,904)	05/21/2014
Purchase of Class A Common Stock	82	06/30/2014
Sale of Class A Common Stock	(8)	07/01/2014
Sale of Class A Common Stock	(72)	07/24/2014
Sale of Class A Common Stock	(7,118)	07/25/2014

HARVEST OPPORTUNITY PARTNERS OFFSHORE FUND, LTD12

Sale of Class A Common Stock	(67)	03/31/2014
Sale of Class A Common Stock	(366)	04/10/2014
Sale of Class A Common Stock	(41)	04/11/2014
Sale of Class A Common Stock	(71)	04/16/2014
Sale of Class A Common Stock	(43)	04/17/2014
Sale of Class A Common Stock	(30)	04/02/2014
Sale of Class A Common Stock	(11)	04/04/2014
Sale of Class A Common Stock	(47)	04/08/2014
Sale of Class A Common Stock	(52)	04/09/2014
Sale of Class A Common Stock	(17)	05/01/2014
Purchase of Class A Common Stock	15	05/01/2014
Sale of Class A Common Stock	(108)	05/13/2014
Sale of Class A Common Stock	(170)	05/19/2014
Sale of Class A Common Stock	(86)	05/21/2014
Sale of Class A Common Stock	(89)	06/30/2014

JEFFREY B. OSHER
(Through the Osher Family Accounts)

Purchase of Class A Common Stock	29,440	02/17/2015
Purchase of Class A Common Stock	44,987	02/18/2015
Purchase of Class A Common Stock	13,197	02/27/2015
Purchase of Class A Common Stock	1,200	03/02/2015
Purchase of Class A Common Stock	3,176	03/03/2015
Purchase of Class A Common Stock	45,000	01/11/2016
Purchase of Class A Common Stock	10,000	01/25/2016

CRAIG BAUM

Purchase of Class A Common Stock	7,500	01/25/2016

SATURNINO FANLO

Purchase of Class A Common Stock	4,000	03/07/2016

PHILIP B. LIVINGSTON

Purchase of Class A Common Stock	2,000	01/25/2016
Purchase of Class A Common Stock	93	02/22/2016
Purchase of Class A Common Stock	1,957	02/22/2016

1 Represents shares underlying American-style call options purchased or sold in the over the counter market, as applicable.  These put options expired on March 20, 2015.
2 Represents shares underlying American-style call options purchased in the over the counter market.  These call options expired on September 18, 2015.
3 Represents shares underlying American-style call options purchased in the over the counter market that were exercised.  These call options expired on September 18, 2015.
4 Represents shares underlying American-style call options purchased or sold in the over the counter market, as applicable.  These call options expire on September 16, 2016.
5 Represents shares underlying American-style call options purchased in the over the counter market that were exercised.  These call options would have expired on September 16, 2016.
6 Represents shares underlying American-style call options sold in the over the counter market.  These call options expired on April 15, 2016.
7 Represents shares underlying American-style put options purchased in the over the counter market.  These put options expired on April 15, 2016.
8 Represents shares underlying American-style put options purchased in the over the counter market that were exercised.  These put options expired on April 15, 2016.
9 Represents shares underlying American-style call options purchased in the over the counter market.  These call options expired on December 20, 2014.
10 Represents shares underlying American-style call options sold in the over the counter market.  These call options expired on March 18, 2016.
11 Represents shares underlying American-style call options that were assigned.  These call options expired on March 18, 2016.
12 Entity no longer exists.

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 18, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2016, after giving effect to the appointment of Messrs. Brewster, Date and Jacobs as directors and Mr. Altman’s retirement from the Board in April 2016, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of either class of our common stock;

•	each of our directors or director nominees;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each of the individuals and entities named in the table below under “Directors, Named Executive Officers and 5% Stockholders” is c/o Green Dot Corporation, 3465 East Foothill Blvd., Pasadena, California 91107 and references to shares refer to our Class A common stock.

Percentage ownership of our Class A common stock common stock is based on 50,383,735 shares of our Class A common stock outstanding on March 31, 2016. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. Shares of our Class A common stock subject to options or restricted stock units that are currently exercisable or exercisable or will settle within 60 days of March 31, 2016 are deemed to be outstanding and to be beneficially owned by the person holding the option or warrant for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Class A Common Stock Shares	% of Total Voting Power
Directors and Named Executive Officers
Steven W. Streit (1)	4,257,697	8.3%
Mark Shifke (2)	724,725	1.4%
Michael J. Moritz (3)	317,799	*
Konstantinos Sgoutas (4)	313,010	*
Timothy R. Greenleaf (5)	269,134	*
Kenneth C. Aldrich (6)	243,860	*
Lewis B. Goodwin (7)	149,604	*
Kuan Archer (8)	88,474	*
Grace T. Wang (9)†	71,402	*
Glinda Bridgforth Hodges (10)	36,420	*
Mary J. Dent (11)	25,911	*
George T. Shaheen (12)	25,911	*
J. Chris Brewster	—	*
Rajeev V. Date	—	*
William I. Jacobs	—	*
All current directors and executive officers as a group (15 persons) (13)	6,752,898	12.7%
5% Stockholders
Harvest Capital Strategies LLC (14)	4,597,000	9.1%
BlackRock, Inc. (15)	4,305,704	8.5%
Vanguard Group, Inc. (16)	3,197,781	6.3%
Fidelity Management & Research Company (17)	2,650,000
______________________

*	Represents beneficial ownership of less than 1% of our outstanding shares of Class A common stock.
†             Ceased serving as an executive officer in 2015.
(1)
Represents 3,518,355 shares held by the Steven W. Streit Family Trust DTD 9/30/2005, of which Mr. Streit is the trustee, 25,757 shares held by his dependent children, 66,585 shares held by Mr. Streit and 647,000 shares subject to options held by Mr. Streit that are exercisable within 60 days of March 31, 2016.

(2)	Represents 673,127 shares held by Mr. Shifke and 51,598 shares subject to options and RSUs held by Mr. Shifke that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.
(3)
Represents 317,799 shares of Class A common stock held by Mr. Moritz. Does not include shares held by Sequoia Capital Franchise Fund, L.P. and Sequoia Capital Franchise Partners, L.P. Mr. Moritz may be deemed to have shared voting and investment power with respect to the shares held by Sequoia Capital Franchise entities. Mr. Moritz expressly disclaims any such beneficial ownership. The address for Mr. Moritz and each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(4)	Represents 22,015 shares held by Mr. Sgoutas and 290,995 shares subject to options held by Mr. Sgoutas that are exercisable within 60 days of March 31, 2016.
(5)
Represents 219,954 shares held by the Greenleaf Family Trust DTD May 16, 1999, of which Mr. Greenleaf is the trustee, 10,862 shares held by Mr. Greenleaf and 38,318 shares subject to options and RSUs held by Mr. Greenleaf that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.

(6)
Represents 200,000 shares held by YKA Partners Ltd., of which Mr. Aldrich is the agent of the general partner, 5,542 shares held by Mr. Aldrich and 38,318 shares subject to options and RSUs held by Mr. Aldrich that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.

(7)	Represents 14,180 shares held by Mr. Goodwin and 135,424 shares subject to options and RSUs held by Mr. Goodwin that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.
(8)	Represents 27,700 shares held by Mr. Archer and 60,774 shares subject to options and RSUs held by Mr. Archer that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.
(9)           Represents 71,402 shares held by Ms. Wang.
(10)
Represents 4,403 shares held by Ms. Bridgforth Hodges and 32,017 shares subject to options and RSUs held by Ms. Bridgforth Hodges that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.

(11)	Represents 2,826 shares held by Ms. Dent and 23,085 shares subject to options and RSUs held by Ms. Dent that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.
(12)	Represents 2,826 shares held by Mr. Shaheen and 23,085 shares subject to options and RSUs held by Mr. Shaheen that are exercisable or vest, as the case may be, within 60 days of March 31, 2016.
(13)	Includes shares subject to options held by all executive officers as a group that are exercisable within 60 days of March 31, 2016.
(14)
Based solely on the information set forth in a Schedule 13D originally filed by Harvest Capital Strategies LLC on January 26, 2016, as amended through March 31, 2016. Harvest Capital Strategies LLC reported that, as of March 31, 2016, Jeffrey Osher, Harvest’s managing director, had sole voting and dispositive power over 4,597,000 shares, including shares underlying options exercisable within 60 days of such date. The principal business address of Harvest Capital Strategies LLC is 600 Montgomery Street, Suite 1700, San Francisco, CA 94111.

(15)
Based solely on the information set forth in a Schedule 13G filed by BlackRock Inc. on February 11, 2016. BlackRock Inc. reported that, as of December 31, 2015, it had sole voting over 4,220,400 shares and dispositive power over 4,305,704 shares. The principal business address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10022.

(16)
Based solely on the information set forth in a Schedule 13G filed by The Vanguard Group on February 8, 2016. The Vanguard Group reported that, as of December 31, 2015, it had sole voting over 56,907 shares and dispositive power over 3,197,781 shares. The principal business address of the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(17)
Based solely on the information set forth in a Schedule 13G filed by FMR LLC on February 12, 2016. FMR LLC reported that as of December 31, 2015, it had sole voting over 250,000 shares and dispositive power over 2,650,000 shares. The principal business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

II-1

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Harvest your proxy FOR the election of the Nominees and in accordance with Harvest’s recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

●	SIGNING the enclosed GREEN proxy card;

●	DATING the enclosed GREEN proxy card; and

●	MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GREEN voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Harvest’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: 855-208-8903
E-mail: info@okapipartners.com

GREEN PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 19, 2016

GREEN DOT CORPORATION

2016 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF HARVEST SMALL CAP PARTNERS MASTER, LTD.

THE BOARD OF DIRECTORS OF GREEN DOT CORPORATION
IS NOT SOLICITING THIS PROXY

P           R           O           X           Y

The undersigned appoints Jeffrey B. Osher and Kevin C. Lynch, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Green Dot Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Shareholders of the Company scheduled to be held at the Company’s corporate headquarters located at 3465 East Foothill Boulevard, Pasadena, California 91107, on Monday, May 23, 2016, beginning at 9:00 a.m. Pacific Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Harvest Small Cap Partners Master, Ltd. (“Harvest”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Harvest’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

  GREEN PROXY CARD

[X] Please mark vote as in this example

HARVEST STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  HARVEST MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2 AND RECOMMEDS THAT
SHAREHOLDERS VOTE IN FAVOR OF PROPOSAL 3.

1.	Harvest’s proposal to elect Saturnino Fanlo, George W. Gresham, and Philip B. Livingston as Class III directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
Nominees:	Saturnino Fanlo George W. Gresham Philip B. Livingston	☐	☐	☐ ________________ ________________ ________________

Harvest does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, Harvest has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

Harvest intends to use this proxy to vote “FOR ALL NOMINEES”, which includes Messrs. Fanlo, Gresham, and Livingston. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEE(S) EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of Common Stock will be voted for the remaining nominee(s).

________________________________________________________

2.	Company’s proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Shareholder proposal, if properly presented, to adopt a majority voting standard in uncontested director elections.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.